SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment - Vessels (including Right of Use Assets for Vessels)

As described in Notes 1 and 8 to the consolidated financial statements, the carrying value of Vessels and drydock and Right of use assets for vessels was approximately $4.0 billion and $0.7 billion, respectively, as of December 31, 2019. As of December 31, 2019, the Company’s operating fleet consisted of 134 vessels, which are either owned or leased (finance or operating) (collectively, the “vessels”). Management evaluates the carrying values of its vessels to determine whether there is any indication that those values have suffered an impairment loss. If any such indication exists, management conducts an impairment test (on an individual vessel basis) by comparing the carrying value of each vessel to the higher of its (i) fair value less selling costs and (ii) value in use. Management determines fair value less selling costs by considering independent broker valuations. In estimating value in use, management estimates each vessel’s future cash flows which are discounted to their present value using a pre-tax discount rate. The discounted cash flow analysis requires management to develop estimates and assumptions related to forecasted vessel revenue, vessel operating expenses, dry-dock costs, utilization rate, remaining useful lives, residual values and the discount rate.

The principal consideration for our determination that performing procedures relating to impairment assessment - vessels (including right of use assets for vessels) is a critical audit matter is there was significant judgment by management when developing the value in use using the discounted cash flow technique. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to management’s cash flow forecasts and significant assumptions, including forecasted vessel revenue, vessel operating expenses, dry-docks, utilization rate, remaining useful lives, residual values and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s vessel impairment assessments. These procedures also included, among others, testing management’s process for developing the fair value estimates; assessing the adequacy of the value in use model used by management with the relevant accounting framework; testing the completeness, accuracy and relevance of underlying data used in the models; and evaluating the reasonableness of the significant assumptions used by management including the forecasted vessel revenue and discount rate. Evaluating the reasonableness of management’s assumptions related to the Company’s cash flow forecasts involved evaluating whether the forecasted vessel revenue, vessel operating expenses, dry-dock costs, utilization rate, remaining useful lives and residual values were reasonable considering (i) the current and past performance of the vessels, (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow models, and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Audit
Marseille, France
March 31, 2020

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2019 and 2018

		As of
In thousands of U.S. dollars	Notes	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	3	$202,303	$593,652
Accounts receivable	5	78,174	69,718
Prepaid expenses and other current assets	4	13,855	15,671
Inventories		8,646	8,300
Total current assets		302,978	687,341
Non-current assets
Vessels and drydock	6	4,008,158	3,997,789
Right of use assets for vessels	7	697,903	0
Other assets	9	131,139	75,210
Goodwill	8	11,539	11,539
Restricted cash	10	12,293	12,285
Total non-current assets		4,861,032	4,096,823
Total assets		$5,164,010	$4,784,164
Current liabilities
Current portion of long-term debt	13	235,482	297,934
Finance lease liability	13	122,229	114,429
IFRS 16 - lease liability	13	63,946	0
Accounts payable	11	23,122	11,865
Accrued expenses	12	41,452	22,972
Total current liabilities		486,231	447,200
Non-current liabilities
Long-term debt	13	999,268	1,192,000
Finance lease liability	13	1,195,494	1,305,952
IFRS 16 - lease liability	13	506,028	0
Total non-current liabilities		2,700,790	2,497,952
Total liabilities		3,187,021	2,945,152
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 75,000,000 shares authorized; 58,202,400 and 51,397,562 outstanding shares as of December 31, 2019 and December 31, 2018, respectively.	16	646	5,776
Additional paid-in capital	16	2,842,446	2,648,599
Treasury shares	16	-467,057)	-467,056)
Accumulated deficit (1)	16	-399,046)	-348,307)
Total shareholders’ equity		1,976,989	1,839,012
Total liabilities and shareholders’ equity		$5,164,010	$4,784,164

(1)	Accumulated deficit reflects the impact of the adoption of IFRS 16 - Leases. The impact of the application of this standard is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2019, 2018 and 2017

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2019	2018	2017
Revenue
Vessel revenue	18	$704,325	$585,047	$512,732
Operating expenses
Vessel operating costs		-294,531)	-280,460)	-231,227)
Voyage expenses		-6,160)	-5,146)	-7,733)
Charterhire		-4,399)	-59,632)	-75,750)
Depreciation - owned or finance leased vessels	6	-180,052)	-176,723)	-141,418)
Depreciation - right of use assets for vessels	6	-26,916)	0	0
General and administrative expenses	20	-62,295)	-52,272)	-47,511)
Loss on sales of vessels, net		0	0	-23,345)
Merger transaction related costs		0	-272)	-36,114)
Bargain purchase gain		0	0	5,417
Total operating expenses		-574,353)	-574,505)	-557,681)
Operating income / (loss)		129,972	10,542	-44,949)
Other (expense) and income, net
Financial expenses	21	-186,235)	-186,628)	-116,240)
Loss on exchange of convertible notes	13	0	-17,838)	0
Realized loss on derivative financial instruments		0	0	-116)
Financial income		8,182	4,458	1,538
Other expenses, net		-409)	-605)	1,527
Total other expense, net		-178,462)	-200,613)	-113,291)
Net loss		$-48,490)	$-190,071)	$-158,240)
Attributable to:
Equity holders of the parent		$-48,490)	$-190,071)	$-158,240)
Loss per share
Basic and Diluted	23	$-0.97)	$-5.46)	$-7.35)
Basic and Diluted weighted average shares outstanding	23	49,857,998	34,824,311	21,533,340

There are no items of other comprehensive income or loss
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2019, 2018 and 2017

In thousands of U.S. dollars except share data	Number of shares outstanding(2)	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2017	17,462,976	$2,247	$1,756,769	$(443,816))	$—	$1,315,200
Net loss for the period	—	—	—	—	(158,240)	(158,240)
Net proceeds from follow on offerings of common stock	8,450,000	845	287,599	—	—	288,444
Issuance of restricted stock, net of forfeitures	1,087,780	109	(109)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	22,385	—	—	22,385
Dividends paid, $0.40 per share (1)	—	—	(9,561)	—	—	(9,561)
Shares issued as consideration for merger with NPTI, $40.20 per share	5,499,999	550	220,550	—	—	221,100
Warrants exercised relating to merger with NPTI	150,000	15	5,958	—	—	5,973
Balance as of December 31, 2017	32,650,755	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301

Adoption of accounting standards (IFRS 15)	—	—	—	—	4	4
Net loss for the period	—	—	—	—	(190,071))	(190,071)
Net proceeds from follow-on offerings of common stock	18,216,216	1,822	317,810	—	—	319,632
Issuance of restricted stock, net of forfeitures	1,881,826	188	(188)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	25,547	—	—	25,547
Dividends paid, $0.40 per share (1)	—	—	(15,127)	—	—	(15,127)
Purchase of treasury shares	(1,351,235)	—	—	(23,240)	—	(23,240)
Equity component of issuance of Convertible Notes due 2022 (see Note 13)	—	—	36,966	—	—	36,966
Balance as of December 31, 2018	51,397,562	5,776	2,648,599	(467,056)	(348,307)	1,839,012

Adoption of accounting standards (IFRS 16)	—	—	—	—	(2,249)	(2,249)
Net loss for the period	—	—	—	—	(48,490)	(48,490)
Reverse stock split - impact of fractional shares and change in total par value (2)	(62)	(5,198)	5,196	—	—	(2)
Issuance of restricted stock, net of forfeitures	507,920	5	(5)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	27,421	—	—	27,421
Net proceeds from private placement of common stock	1,724,137	17	49,983	—	—	50,000
Shares issued as consideration for the Trafigura Transaction	4,572,873	46	132,568	—	—	132,614
Dividends paid, $0.40 per share (1)	—	—	(21,278)	—	—	(21,278)
Purchase of treasury shares	(30)	—	—	(1)	—	(1)
Equity issuance costs	—	—	(38)	—	—	(38)
Balance as of December 31, 2019	58,202,400	646	2,842,446	(467,057)	(399,046)	1,976,989

(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.
(2) On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150.0 million shares.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flow
For the years ended December 31, 2019, 2018 and 2017

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2019	2018	2017
Operating activities
Net loss		$(48,490)	$(190,071)	$(158,240)
Loss from sales of vessels	6	—	—	23,345
Depreciation - owned or finance leased vessels	6	180,052	176,723	141,418
Depreciation - right of use assets	6	26,916	—	—
Amortization of restricted stock	16	27,421	25,547	22,385
Amortization of deferred financing fees	13	7,041	10,541	13,381
Write-off of deferred financing fees	13	1,466	13,212	2,467
Bargain purchase gain	2	—	—	(5,417)
Share based transaction costs	2	—	—	5,973
Accretion of Convertible Notes	13	11,375	13,225	12,211
Accretion of fair market measurement on debt assumed from merger with NPTI	13	3,615	3,779	1,478
Loss on exchange of Convertible Notes	13	—	17,838	—
		209,396	70,794	59,001
Changes in assets and liabilities:
(Increase) / decrease in inventories		(346)	1,535	(1,319)
(Increase) in accounts receivable		(8,458)	(4,298)	(1,478)
Decrease in prepaid expenses and other current assets		1,816	2,227	12,219
(Increase) in other assets		(7,177)	(1,226)	(22,651)
Increase / (decrease) in accounts payable		4,019	(1,382)	3,694
Increase / (decrease) in accrued expenses		10,262	(9,860)	(7,665)
		116	(13,004)	(17,200)
Net cash inflow from operating activities		209,512	57,790	41,801
Investing activities
Acquisition of vessels and payments for vessels under construction		(2,998)	(26,057)	(258,311)
Proceeds from disposal of vessels		—	—	127,372
Net cash paid for the merger with NPTI		—	—	(23,062)
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)		(203,975)	(26,680)	(5,922)

Net cash outflow from investing activities	(206,973)	(52,737)	(159,923)
Financing activities
Debt repayments	(343,351)	(865,594)	(546,296)
Issuance of debt	108,589	1,007,298	525,642
Debt issuance costs	(5,744)	(23,056)	(11,758)
Refund of debt issuance costs due to early debt repayment	—	2,826	—
Principal repayments on IFRS 16 lease liabilities	(36,761)	—	—
Increase in restricted cash	(9)	(897)	(2,279)
Repayment of Convertible Notes	(145,000)	—	—
Gross proceeds from issuance of common stock	50,000	337,000	303,500
Equity issuance costs	(333)	(17,073)	(15,056)
Dividends paid	(21,278)	(15,127)	(9,561)
Redemption of NPTI Redeemable Preferred Shares	—	—	(39,495)
Repurchase of common stock	(1)	(23,240)	—
Net cash (outflow) / inflow from financing activities	(393,888)	402,137	204,697
(Decrease) / increase in cash and cash equivalents	(391,349)	407,190	86,575
Cash and cash equivalents at January 1,	593,652	186,462	99,887
Cash and cash equivalents at December 31,	$202,303	$593,652	$186,462
Supplemental information:
Interest paid (which includes $2.8 million, $0.2 million and $4.2 million of interest capitalized during the years ended December 31, 2019, 2018 and 2017, respectively)	$182,707	$155,304	$92,034

Additionally, we completed the following non-cash transactions during the years ended December 31, 2019, 2018 and 2017:

•
September 2019 acquisition of leasehold interests in 19 vessels from Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”) in exchange for $803 million and the assumption of $670.0 million of obligations under the bareboat charter agreements (of which, $531.5 million was recorded in September 2019 and the remaining obligations will be recorded in 2020 upon the delivery of four of the vessels from the shipyard). This transaction is described in Note 7.

•
May and July 2018 exchange of an aggregate of $203.5 million in aggregate principal amount of our Convertible Notes due 2019 for an aggregate of $203.5 million in aggregate principal amount of our newly issued Convertible Notes due 2022. This transaction is described in Note 13.

•
June and September 2017 acquisition of Navig8 Product Tankers Inc ("NPTI") for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt. These transactions are described in Note 2.

These transactions represent the significant non-cash transactions incurred during the years ended December 31, 2019, 2018 and 2017.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.	General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol "STNG."
Our fleet as of December 31, 2019 consisted of 134 owned, finance leased or bareboat chartered-in product tankers (21 Handymax, 59 MR, 12 LR1 and 42 LR2) and leasehold interests on four MRs under construction, which were acquired as part of the Trafigura Transaction (as described in Note 7).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for our vessels in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 27, 2020. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
All inter-company transactions, balances, income and expenses were eliminated on consolidation.
Going concern
The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 24.
Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2019, 2018 and 2017.
Leases - IFRS 16
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset, and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. These components will be accounted for as follows:

•All fixed lease revenue earned under these time charter-out arrangements will be recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements will be recognized as it is earned, since it is 100% variable.
•The non-lease component will be accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue will be recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The application of the above principles did not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.
IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Upon transition, a lessee shall apply IFRS 16- Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition, which resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.
We have elected certain practical expedients available under IFRS 16 - Leases, specifically as they relate to (i) the reassessment of whether a contract is, or contains, a lease at the date of initial application, and (ii) leases whose terms end within 12 months of the date of initial application.
Additionally, during 2019, the Company entered into bareboat charter-in agreements on seven Handymax vessels and acquired the leasehold interests of 15 vessels as part of the Trafigura Transaction. All of these transactions have been accounted for under IFRS 16 and are further described in Note 7.
Revenue recognition
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amended the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applied to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We applied the modified retrospective method upon the date of transition.
Revenue earned by our vessels is comprised of pool revenue, time charter revenue and voyage revenue.

(1)
Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics); and

•	the number of days the vessel participated in the pool in the period.

(2)
Time charter agreements are when our vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

(3)	Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.
Of these revenue streams, revenue generated from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under IFRS 16, Leases, as described above. The accounting for our different revenue streams is as follows:
Spot market revenue
For vessels operating in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the time period over which revenue is recognized has changed from the previous accounting standard. Prior to the effective date of IFRS 15, revenue from voyage charter agreements was recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably, and (iv) the costs incurred and the costs to complete the transaction could be measured reliably. However, under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.
At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of IFRS 15 under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.
The following table summarizes the impact of adopting IFRS 15 on the Company's statement of income or loss and statement of comprehensive income or loss for the year ended December 31, 2018 for each of the line items affected. The Company did not have any vessels operating in the spot market on December 31, 2019 or 2018. Accordingly, there was no impact of adopting IFRS 15 on the Company's balance sheets at December 31, 2019 and 2018, or the statement of comprehensive income or loss for the year ended December 31, 2019. Additionally, there was no material impact on the statement of cash flows for the years ended December 31, 2019 and 2018.

	For the year ended December 31, 2018
In thousands of U.S. dollars	Amounts after adoption of IFRS 15	Adjustments	Amounts without adoption of IFRS 15
Revenue
Vessel revenue	$585,047	$(173)	$584,874

Voyage expenses	(5,146)	177	(4,969)
Total operating expenses	(574,505)	177	(574,328)
Net loss	$(190,071)	$4	$(190,067)

Total comprehensive loss	$(190,071)	$4	$(190,067)

Pool revenue
We recognize pool revenue based on quarterly reports from the pools which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.
Time charter revenue
Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.
Voyage expenses
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. Prior to the implementation of IFRS 15 on January 1, 2018, voyage costs were expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters prior to the implementation of IFRS 15, voyage expenses were calculated on a discharge-to-discharge basis.
Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses to comply with IFRS 15. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter, and (iii) are expected to be recovered.
Vessel operating costs
Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lubricating oil consumption, communication expenses, and technical management fees, are expensed as incurred for vessels that are owned, finance leased or bareboat chartered-in.

(Loss) / earnings per share
Basic (loss) / earnings per share is calculated by dividing net (loss) / income attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted (loss) / earnings per share is calculated by adjusting the net (loss) / income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic (loss) / earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to reduce a loss per share or increase earnings per share.
In the years ended December 31, 2019, 2018 and 2017, there were potentially dilutive items as a result of our (i) 2013 Equity Incentive Plan (see Note 16), (ii) our convertible senior notes due 2019, or Convertible Notes due 2019, and (iii) our convertible senior notes due 2022, or Convertible Notes due 2022, (as described in Note 13). Potentially dilutive items related to our 2013 Equity Incentive Plan, Convertible Notes due 2019, and Convertible Notes due 2022 were excluded from the composition of diluted earnings per share for the years ended December 31, 2019, 2018 and 2017 because their effect would have been anti-dilutive.
We apply the if-converted method when determining diluted (loss) / earnings per share. This requires the assumption that all potential ordinary shares have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.
Charterhire expense
Charterhire expense is the amount we pay to vessel owners to time or bareboat charter-in vessels.  The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing or current market rates.  In a time charter-in arrangement, the vessel’s owner is responsible for crewing and other vessel operating costs, whereas these costs are the responsibility of the charterer in a bareboat charter-in arrangement. Charterhire expense is recognized ratably over the charterhire period.
As of December 31, 2019, we had 25 bareboat chartered-in vessels which are being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense). We recorded charterhire expense during the year ended December 31, 2019 for certain vessels that were bareboat chartered-in for terms that were less than 12 months upon the date of transition to IFRS 16.
Prior to the application of IFRS 16, costs in respect of operating leases were charged to the consolidated statement of income or loss on a straight-line basis over the lease term. IFRS 16, Leases, required the recognition of right-of-use assets and corresponding liabilities for all leases, unless the underlying asset is of low value and / or the lease term is less than 12 months.
Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2019, 2018 and 2017 were not significant.
Segment reporting
During the years ended December 31, 2019, 2018 and 2017, we owned, finance leased or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1/Panamax and LR2/Aframax, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported net income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.
It is not practical to report revenue or non-current assets on a geographical basis due to the nature of the shipping market.
Vessels and drydock
Our fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.
Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. We estimate the useful lives of our vessels to be 25 years. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year average scrap market rates available at the balance sheet date with changes accounted for in the period of change and in future periods.
The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. In deferred drydocking, we only include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.
For an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost. The notional drydock cost is estimated by us, based on the expected costs related to the next drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock component is depreciated on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.
During the year ended December 31, 2019, the Company made investments in exhaust gas cleaning systems, or scrubbers, and ballast water treatment systems, or BWTS. The costs of these systems will primarily be depreciated over the estimated remaining useful life of each vessel, which is the Company's estimate, based on its experience with such systems, of the useful life of this equipment. Additionally, for a newly installed scrubber, a notional component is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that the Company will incur for this equipment at the next scheduled drydock date and relate to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs will be recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
Business combinations
In May 2017, we entered into definitive agreements to acquire Navig8 Product Tankers Inc. ("NPTI"), including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt (herein referred to as "the Merger"). On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers (the “NPTI Vessel Acquisition”) through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash. On September 1, 2017, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers (the "September Closing") when the Merger closed.
We have accounted for these transactions as business combinations using the acquisition method of accounting as set forth in IFRS 3 Business Combinations, with the Company determined as the accounting acquirer under this guidance. Accordingly, we measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair values. The consideration transferred was measured at fair value, with the fair value of the approximately 5.5 million common shares issued in September 2017 based on the price of such shares on the date of acquisition. The difference between the fair value of the net assets acquired and the fair value of the consideration transferred was recorded as a bargain purchase gain with respect to the acquisition of the four LR1 tankers in June 2017 and goodwill with respect to the acquisition of the remaining fleet in September 2017. Acquisition related costs were expensed as incurred.
Asset acquisitions
In October 2018, the International Accounting Standards Board ("IASB") issued amendments to the definition of a business in IFRS 3 - Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively, however earlier application is permitted.

As part of these amendments, the IASB introduced an optional fair value concentration test. The purpose of this test is to permit a simplified assessment of whether an acquired set of activities and assets is a business or an asset. Entities may elect whether or not to apply the concentration test on a transaction-by-transaction basis. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The test is based on gross assets, not net assets, as the IASB concluded that whether a set of activities and assets includes a substantive process does not depend on how the set is financed. In addition, certain assets are excluded from the gross assets considered in the test. If the test is met, the set of activities and assets is determined not to be a business and no further assessment is needed. If the test is not met, or if an entity elects not to apply the test, a detailed assessment must be performed applying the original requirements in IFRS 3.
We have early adopted these amendments to IFRS 3 in 2019, and applied them to the following transaction.
On September 24, 2019, we entered into a definitive agreement to acquire subsidiaries of Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”), which have leasehold interests in 19 product tankers under bareboat charter agreements with an international financial institution. Of the 19 vessels, 15 were delivered during 2019 and four were under construction. The aggregate value of the vessels was $803 million, and we assumed the obligations under the bareboat charter agreements for the delivered vessels of $531.5 million and issued 3,981,619 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $115.5 million for the delivered vessels. For the vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and will assume the commitments on the bareboat charter agreements of $138.9 million upon the delivery of these vessels from the shipyard. We refer to this transaction as the "Trafigura Transaction".
We have accounted for the Trafigura Transaction as an asset acquisition under the amended guidance set forth under IFRS 3, Business Combinations as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets.
Moreover, the leasehold interests acquired as part of the Trafigura Transaction qualified as leases under IFRS 16. Accordingly, a right of use asset and corresponding lease liability were recorded for the delivered vessels upon the closing date. The right of use assets for the delivered vessels were measured at the present value of the minimum lease payments plus any initial direct costs which, among other costs, consisted of the value of the equity issued to Trafigura. The value of the common stock issued for the undelivered vessels was recorded with Other long-term assets on the consolidated balance sheet. These costs will be reclassified upon the commencement date of each lease, which is the date of delivery from the shipyard, and will be combined with the present value of the minimum lease payments on that date to form the value of the right of use asset.
The lease liabilities for the delivered vessels was measured as the present value of the minimum lease payments, which includes assumptions for any purchase options that are reasonably certain to be exercised. The lease liability for the undelivered vessels will be recorded upon the commencement date of each lease, which will be the date of delivery from the shipyard.
This transaction is further described in Note 7.
Impairment of goodwill
Goodwill arising from the September Closing has been allocated to the cash generating units within each of the respective reportable segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units, plus the allocated goodwill, to their recoverable amounts.
Recoverable amount is the higher of the fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted.
If the recoverable amount is determined to be less than the aggregate carrying amount of the assets in each respective operating segment, plus goodwill, then goodwill is reduced to the lower of the recoverable amount or zero. An impairment loss is recognized as an expense immediately. The carrying value of our vessels, drydock and vessels under construction is reviewed for impairment separately, as described below.
Impairment of vessels and drydock, vessels under construction and right of use assets for vessels
At each balance sheet date, we review the carrying amount of our vessels and drydock, vessels under construction and right of use assets for vessels to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock, vessels under construction and right of use assets for vessels is estimated in order to determine the extent of the impairment loss (if any). We treat each vessel and the related drydock as a cash generating unit.

Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of the cash generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.
Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. A reversal of impairment is recognized as income immediately.
Inventories
Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased. Lubricating oil consumption was $10.3 million, $9.3 million, and $7.3 million for the years ended December 31, 2019, 2018 and 2017, respectively.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time (for example, the time period necessary to construct a vessel) to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
To the extent that variable rate borrowings are used to finance a qualifying asset and are hedged in an effective cash flow hedge of interest rate risk, the effective portion of the derivative is recognized in other comprehensive income and released to income or loss when the qualifying asset impacts income or loss. To the extent that fixed rate borrowings are used to finance a qualifying asset and are hedged in an effective fair value hedge of interest rate risk, the capitalized borrowing costs reflect the hedged interest rate.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.
All other borrowing costs are recognized in the consolidated statement of income or loss in the period in which they are incurred.
Financial instruments
IFRS 9, Financial instruments, sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaced IAS 39 Financial Instruments: Recognition and Measurement and was effective for annual periods beginning on or after January 1, 2018. The adoption of this standard did not have a material impact on these consolidated financial statements.
Financial assets and financial liabilities are recognized in our balance sheet when we become a party to the contractual provisions of the instrument.
Financial assets
All financial assets are recognized and derecognized on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.
Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", or FVTPL, "at fair value through other comprehensive income" or at amortized cost on the basis of the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.
Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.
Financial assets at amortized cost
Financial assets are measured at amortized cost if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at fair value through other comprehensive income
Financial assets are measured at fair value through other comprehensive income if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at FVTPL
Financial assets are classified as at FVTPL where the financial asset is held for trading.
A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future; or

•	it is a part of an identified portfolio of financial instruments that we manage together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.
Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 24.
Accounts receivable
Amounts due from the Scorpio Pools and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost using the effective interest method, less any impairment (as discussed below). Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
Impairment of financial assets
IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' (ECL) model to determine and recognize impairments. ECLs are a probability-weighted estimate of credit losses and are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset. Under IFRS 9, credit losses are recognized earlier than under IAS 39.
Under the general model to ECLs under IFRS 9, loss allowances are measured in two different ways:

•
12-month ECLs: 12-month ECLs are the expected credit losses that may result from default events on a financial instrument that are possible within the 12 months after the reporting date. 12-month ECLs are utilized when a financial asset has a low credit risk at the reporting date or has not had a significant increase in credit risk since initial recognition.

•
Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. Lifetime ECLs are determined when an impaired financial asset has been purchased or originated or when there has been a significant increase in credit risk since initial recognition

However, IFRS 9 permits operational simplifications for trade receivables, contract assets and lease receivables because they are often held by entities that do not have sophisticated credit risk management systems (i.e. the ‘simplified model’). These simplifications eliminate the need to calculate 12- month ECLs and to assess when a significant increase in credit risk has occurred. Under the simplified approach:

•
For trade receivables or contract assets that do not contain a significant financing component, the loss allowance is required to be measured at initial recognition and throughout the life of the receivable at an amount equal to lifetime ECL.

•
For finance lease receivables, operating lease receivables, or trade receivables or contract assets that do contain a significant financing component, IFRS 9 permits an entity to choose as its accounting policy to measure the loss allowance using the general model or the simplified model (i.e. at an amount equal to lifetime expected credit losses).

We measure loss allowances for all trade and lease receivables under the simplified model using the lifetime ECL approach. When estimating ECLs, the Company considers reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
The application of the ECL requirements under IFRS 9 did not result in the recognition of an impairment charge under the new impairment model. This determination was made on the basis that most of our vessels operate in the Scorpio Pools and the Company has never experienced a historical credit loss of amounts due from the Scorpio Pools. This determination also considers reasonable and supportable information about current conditions and forecast future economic conditions
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
Restricted cash
We placed deposits in debt service reserve accounts under the terms and conditions set forth under our 2017 Credit Facility. Additionally, as part of the 2017 acquisition of NPTI and the assumption of NPTI's indebtedness (as further described in Note 13), we are required to maintain debt service reserve accounts under certain of NPTI's secured credit facilities and sale leaseback arrangements. Funds held in these accounts will be released upon the maturity of such facilities and have accordingly been accounted for as non-current restricted cash on our consolidated balance sheet. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flow.
 Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2019 or December 31, 2018.
Financial liabilities at amortized cost
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.
Financial liabilities at FVTPL
Financial liabilities not classified at amortized cost are classified as FVTPL.
Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in the Statement of Income or Loss. The net gain or loss recognized in the statement of income or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 24.
Effective interest method
The effective interest method is a method of calculating the amortized cost of a financial asset and a financial liability. It allocates interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows (including all fees or points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial asset and financial liability, or, where appropriate, a shorter period.
Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes due 2019, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (as further described in Note 13). In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described in Note 13. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.

Under International Accounting Standard 32, or IAS 32, we must separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component of the Convertible Notes due 2019 and Convertible Notes due 2022. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the convertible notes to their face amount over the term of the Convertible Notes due 2019 and Convertible Notes due 2022. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest. On July 1, 2019, the Convertible Notes due 2019 matured, and we repaid the outstanding balance of $142.7 million.
Derivative financial instruments
Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedging relationship.
A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.
There were no derivative instruments or transactions during the year ended December 31, 2019 and 2018. Our derivative financial instruments for the year ended December 31, 2017 consisted of a profit or loss sharing arrangement with a third party on a time chartered-in vessel. This instrument is further described in Note 14.
Lease Financing
During the years ended December 31, 2018 and December 31, 2017, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In certain of these transactions, the criteria necessary to recognize a sale of these vessels were not met as the terms of these transactions were such that we never part with the risks and rewards incident to ownership of the vessel, which includes an assessment of the likelihood of the exercise of purchase options contained within the contracts. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 13.
Conversely, certain of our other sale and leaseback transactions that were entered into during the year ended December 31, 2017 met the criteria as sales and operating leasebacks as set forth under IAS 17, Leases (prior to the application and transition of IFRS 16 on January 1, 2019). Accordingly, the losses on the sales of these assets were recognized when the vessels were designated as held for sale in 2017.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 58,202,400 and 51,397,562 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2019 and December 31, 2018, respectively. These shares provide the holders with the same rights to dividends and voting rights.
Provisions
Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at our best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.
Dividends
A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.

Restricted stock
The restricted stock awards granted under our 2013 Equity Incentive Plan as described in Note 16 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the individual under the plan.
Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an individual is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of service vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the consolidated statement of income or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.
Critical accounting judgments and key sources of estimation uncertainty
In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 18 for the components of our revenue generated during the years ended December 31, 2019, 2018 and 2017). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2019 and December 31, 2018. Within the shipping industry, prior to January 1, 2018 (as discussed below under Standards and Interpretations issued and adopted in 2018), there were two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage was the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages were calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believed that the discharge-to-discharge basis of calculating voyages more accurately estimated voyage results than the load-to-load basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably and (iv) the costs incurred and the costs to complete the transaction could be measured reliably.
Subsequent to January 1, 2018, we recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Moreover, we changed the methodology for recognizing voyage expenses to comply with IFRS 15. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
Vessel impairment
We evaluate the carrying amounts of our vessels, vessels under construction and right of use assets for vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing fair value less selling costs of the vessel, we obtain vessel valuations for our operating vessels from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less selling costs and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
At December 31, 2019, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). We then compared that estimate of fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered other subjective factors for impairment indicators, such as sustained weakness in the product tanker or sustained pressure on the market price of the Company's common stock. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates are primarily based on a combination of the latest, published, forecast time charter rates for the next three years, a growth rate of 2.39% (which is based off of historical and forecast inflation rates) in freight rates in each period thereafter until the vessel reaches 15 years of age, at which point the growth rate diminishes and our best estimates of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate of 7.41%.
At December 31, 2019, we had 134 owned vessels or finance leased vessels or right of use assets in our fleet. The results of our impairment test were as follows:

•	68 of our owned or finance leased vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
56 of our owned or finance leased vessels in our fleet had fair values less selling costs lower than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for 10 of the vessels classified as right of use assets. We performed value in use calculations for these vessels all of which resulted in no impairment being recognized.

Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average at the balance sheet date, which we update annually.
An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.
When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. No such regulations have been identified that would have impacted the estimated useful life of our vessels. The estimated salvage value of the vessels may not represent the fair value at any one time since market prices of scrap values tend to fluctuate.
Deferred drydock cost
We recognize drydock costs as a separate component of each vessel’s carrying amount and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between when drydocks are performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2019

Standards and Interpretations issued and adopted in 2019

•	IFRIC 23 Uncertainty over Income Tax Treatments

•	IFRS 9, Prepayment Features with Negative Compensation

•	IAS 19, Employee Benefits - Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

•	Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.
The adoption of these standards did not have a significant impact on these consolidated financial statements.

•
IFRS 16, Leases, - the impact of the adoption of this standard is described above under ‘Significant Accounting Policies’. While the adoption of this standard did not have a significant impact on these consolidated financial statements on the transition date, it did impact the manner in which we accounted for the Trafigura Transaction, which is described in Note 7.

•
IFRS 3, Business Combinations - Amendments to the Definition of a Business - the effective date of this standard is January 1, 2020, however the Company early adopted this standard as part of the Trafigura Transaction, which is described above under ‘Significant Accounting Policies’.

Standards and Interpretations issued yet not adopted
Additionally, at the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective. We do not expect that the adoption of these standards in future periods will have a significant impact on our financial statements.

•
IFRS 17 - Insurance Contracts - Requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. The effective date is January 1, 2021.

•	Amendments to IAS 1 and IAS 8 - Definition of Material: - The amendment to clarify the definition of material. The effective date is January 1, 2020.

•
Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform - To clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedge cash flows and cash flows from the hedging instruments are based will not be altered as result of interest rate benchmark reform. The effective date is January 1, 2020.

•
Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current - To promote consistency in applying the requirements to determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The effective date is January 1, 2022 but there is uncertainty to its EU endorsement date.

2.	Acquisition of Navig8 Product Tankers Inc
Background
In May 2017, we entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt. On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers through the acquisition of entities holding those vessels (which we refer to as "NPTI Vessel Acquisition") and related debt for an acquisition price of $42.2 million in cash. On September 1, 2017, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers when the Merger closed (which we refer to as the "September Closing"). We assumed NPTI's aggregate outstanding indebtedness of $907.4 million upon the closing of these transactions.
Accounting for the Merger
With the closing of these transactions, we took control of NPTI’s business. Accordingly, the NPTI Vessel Acquisition that closed in June 2017 and the September Closing were accounted for as two separate business combinations. The purchase price allocation for the NPTI Vessel Acquisition resulted in a bargain purchase of $5.4 million and the purchase price allocation for the September Closing resulted in the recording of Goodwill of $11.5 million.
During the year ended December 31, 2017, the Company recorded $45.3 million in revenue and a net loss of $18.7 million attributable to the operations of NPTI that were acquired, which excludes the impact of general and administrative expenses as these are generally not allocated to our operating segments.
Unaudited Pro Forma Results
If the Merger had occurred on January 1, 2017, unaudited consolidated pro-forma revenue and net loss for the year ended December 31, 2017 would have been $594.5 million and $193.4 million, respectively. These amounts have been calculated using NPTI's results for the year ended December 31, 2017 with certain pro-forma adjustments made primarily to align the accounting policies of NPTI with the Company.
Transaction Costs
We incurred $36.1 million of transaction costs relating to the Merger, which were expensed during the year ended December 31, 2017 and $0.3 million of transaction costs during the year ended December 31, 2018. These costs include $16.1 million of advisory and other professional fees, $17.7 million of costs related to the early termination of NPTI’s existing service agreements and $2.6 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI's lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.
We settled $6.0 million of the fees incurred to terminate NPTI's existing service agreements through the issuance of warrants to the NPTI pool manager, exercisable into 150,000 of our common shares at an exercise price of $0.10 per share, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. These fees relate to the termination of the applicable pooling arrangements with NPTI, and we issued two warrants to the Navig8 pool manager as consideration for the termination.  The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition and was exercisable on a pro-rata basis for an aggregate of 22,222 of our common shares. The second warrant was issued on similar terms to the first warrant on September 1, 2017 and was exercisable on a pro-rata basis for an aggregate of 127,778 of our common shares at an exercise price of $0.10 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Pools.  These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of our common shares on such dates. All of the warrants had been exercised as of December 31, 2017.

3.	Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Cash at banks	$201,040	$592,498
Cash on vessels	1,263	1,154
	$202,303	$593,652

4.	Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
SSM - prepaid vessel operating expenses	$1,624	$2,461
Prepaid interest	6,596	6,870
Prepaid insurance	760	4,449
Third party - prepaid vessel operating expenses	2,123	712
Other prepaid expenses	2,752	1,179
	$13,855	$15,671

5.	Accounts receivable
The following is a table summarizing our accounts receivable as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Scorpio MR Pool Limited	$44,739	$33,288
Scorpio LR2 Pool Limited	17,689	24,563
Scorpio LR1 Pool Limited	9,000	3,705
Scorpio Handymax Tanker Pool Limited	2,984	4,559
Scorpio Aframax Pool Limited	0	63
Scorpio Commercial Management S.A.M.	0	2,511
Receivables from the related parties	74,412	68,689

Insurance receivables	1,322	204
Freight and time charter receivables	962	22
Other receivables	1,478	803
	$78,174	$69,718
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR1 Pool Limited and Scorpio Aframax Pool Limited are related parties, as described in Note 17. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of December 31, 2019 and 2018 include $24.3 million and $22.9 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools.
Receivables from Scorpio Commercial Management S.A.M. ("SCM") primarily represent amounts due from the agreement to reimburse a portion of the commissions that SCM charges the Company’s vessels (as described in Note 17) to effectively reduce such commissions to 0.85% of gross revenue per charter fixture. This agreement was effective from September 1, 2018 and ended on June 1, 2019, and the amount due at December 31, 2018 represents the reimbursement earned from September 1, 2018 through December 31, 2018.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2019 and December 31, 2018, no material receivable balances were either past due or impaired.

6.	Vessels

Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2019	$4,469,102	$86,352	$4,555,454
Additions (1)	145,150	45,271	190,421
Write-offs (2)	(2,307)	(23,100)	(25,407)
As of December 31, 2019	4,611,945	108,523	4,720,468

Accumulated depreciation and impairment
As of January 1, 2019	(506,443)	(51,222)	(557,665)
Charge for the period	(161,450)	(18,602)	(180,052)
Write-offs (2)	2,307	23,100	25,407
As of December 31, 2019	(665,586)	(46,724)	(712,310)
Net book value
As of December 31, 2019	$3,946,359	$61,799	$4,008,158

Cost
As of January 1, 2018	4,389,648	82,888	4,472,536
Additions (1)	79,454	4,964	84,418
Write-offs (2)	—	(1,500))	(1,500)
As of December 31, 2018	4,469,102	86,352	4,555,454

Accumulated depreciation and impairment
As of January 1, 2018	(347,703)	(34,739)	(382,442)
Charge for the period	(158,740)	(17,983)	(176,723)
Write-offs (2)	—	1,500	1,500
As of December 31, 2018	(506,443)	(51,222)	(557,665)
Net book value
As of December 31, 2018	$3,962,659	$35,130	$3,997,789

1.
Additions in 2019 primarily relate to the drydock, BWTS, and scrubber costs incurred on certain of our vessels. Additions in 2018 primarily relate to (i) the deliveries of STI Esles II and STI Jardins and corresponding calculations of notional drydock on these vessels and (ii) drydock costs incurred on certain of our vessels.

2.	Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.

The following is a summary of the items that were capitalized during the year ended December 31, 2019:

In thousands of U.S. dollars	Drydock	Notional component of scrubber (1)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
Handymax	$15,642	$—	$15,642	$—	$24,398	$782	$240	$25,420
MR	16,699	2,250	18,949	40,925	14,503	2,440	1,152	59,020
LR1	—	450	450	7,721	—	590	197	8,508
LR2	8,130	2,100	10,230	43,590	5,486	1,901	1,225	52,202
	$40,471	$4,800	$45,271	$92,236	$44,387	$5,713	$2,814	$145,150

(1)
For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that the Company will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.

The following is a summary of the items that were capitalized during the year ended December 31, 2018:

In thousands of US dollars	Drydock	Notional component of vessel acquisition	Total drydock Additions	Scrubber	BWTS	Other equipment	Vessel Acquisition	Total vessel additions
Handymax	$86	$—	$86	$—	$—	$—	$—	$—
MR	2,994	1,500	4,494	—	—	105	79,349	79,454
LR1	—	—	—	—	—	—	—	—
LR2	384	—	384	—	—	—	—	—
	$3,464	$1,500	$4,964	$—	$—	$105	$79,349	$79,454

2019 Activity
We did not take delivery of any vessels during the year ended December 31, 2019. At December 31, 2019, there were no orders outstanding for newbuilding vessels.
2018 Activity
We took delivery of the following newbuilding vessels during the year ended December 31, 2018 resulting in an increase of $81.0 million in Vessels from December 31, 2018:

		Month	Vessel
	Name	delivered	type
1	STI Esles II	January 2018	MR
2	STI Jardins	January 2018	MR

Additionally, drydock costs were incurred during the year ended December 31, 2018 primarily as a result of the completion of scheduled, class required special surveys on four of our MRs.
Ballast Water Treatment Systems
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been and are expected to be installed from 2019 through 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the year ended December 31, 2019 include costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
Exhaust Gas Cleaning Systems or Scrubbers
We commenced a program to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). These systems have been and are expected to be installed throughout 2019 and 2020. We also obtained options to retrofit additional tankers under these agreements.

In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million. During 2019, we retro-fitted a total of 32 of our vessels with scrubbers and 28 vessels with BWTS.
Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the year ended December 31, 2019 include costs incurred for systems that were installed during this period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation. The carrying value of the equipment, related installation costs, and notional component will be depreciated on this basis.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of December 31, 2019 (1):

As of December 31,
Amounts in thousands of US dollars	2019
Less than 1 month	$5,637
1-3 months	25,555
3 months to 1 year	34,921
1-5 years	2,495
5+ years	0
Total	$68,608

(1)	These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Collateral agreements
Vessels with an aggregate carrying value of $4.0 billion at December 31, 2019, have been pledged as collateral under the terms of our secured debt or have been sold under the terms of our lease financing arrangements. The below table is a summary of these vessels, which does not include right of use assets that are accounted for under IFRS 16 (and are further described in Note 7) along with the respective borrowing or lease financing facility (which are described in Note 13) as of December 31, 2019:

Credit Facility	Vessel Name
$116.0 Million Lease Financing	STI Oxford
$116.0 Million Lease Financing	STI Selatar
$116.0 Million Lease Financing	STI Gramercy
$116.0 Million Lease Financing	STI Queens
$157.5 Million Lease Financing	STI Alexis
$157.5 Million Lease Financing	STI Benicia
$157.5 Million Lease Financing	STI Duchessa
$157.5 Million Lease Financing	STI Mayfair
$157.5 Million Lease Financing	STI San Antonio
$157.5 Million Lease Financing	STI St. Charles
$157.5 Million Lease Financing	STI Yorkville
2017 Credit Facility	STI Galata
2017 Credit Facility	STI Bosphorus
2017 Credit Facility	STI Leblon
2017 Credit Facility	STI La Boca
2017 Credit Facility	STI San Telmo
2017 Credit Facility	STI Donald C Trauscht
2017 Credit Facility	STI Esles II
2017 Credit Facility	STI Jardins
2018 CMB Lease Financing	STI Milwaukee
2018 CMB Lease Financing	STI Battery

2018 CMB Lease Financing	STI Tribeca
2018 CMB Lease Financing	STI Bronx
2018 CMB Lease Financing	STI Manhattan
2018 CMB Lease Financing	STI Seneca
2018 NIBC Credit Facility	STI Memphis
2018 NIBC Credit Facility	STI Soho
ABN AMRO / K-Sure Credit Facility	STI Precision
ABN AMRO / K-Sure Credit Facility	STI Prestige
ABN AMRO / SEB Credit Facility	STI Hammersmith
ABN AMRO / SEB Credit Facility	STI Westminster
ABN AMRO / SEB Credit Facility	STI Winnie
ABN AMRO / SEB Credit Facility	STI Lauren
ABN AMRO / SEB Credit Facility	STI Connaught
ABN AMRO Credit Facility	STI Spiga
ABN AMRO Credit Facility	STI Savile Row
ABN AMRO Credit Facility	STI Kingsway
ABN AMRO Credit Facility	STI Carnaby
AVIC Lease Financing	STI Fontvieille
AVIC Lease Financing	STI Ville
AVIC Lease Financing	STI Brooklyn
AVIC Lease Financing	STI Rose
AVIC Lease Financing	STI Rambla
BCFL Lease Financing (LR2s)	STI Solace
BCFL Lease Financing (LR2s)	STI Solidarity
BCFL Lease Financing (LR2s)	STI Stability
BCFL Lease Financing (MRs)	STI Amber
BCFL Lease Financing (MRs)	STI Topaz
BCFL Lease Financing (MRs)	STI Ruby
BCFL Lease Financing (MRs)	STI Garnet
BCFL Lease Financing (MRs)	STI Onyx
China Huarong Lease Financing	STI Opera
China Huarong Lease Financing	STI Venere
China Huarong Lease Financing	STI Virtus
China Huarong Lease Financing	STI Aqua
China Huarong Lease Financing	STI Dama
China Huarong Lease Financing	STI Regina
Citibank / K-Sure Credit Facility	STI Excellence
Citibank / K-Sure Credit Facility	STI Executive
Citibank / K-Sure Credit Facility	STI Experience
Citibank / K-Sure Credit Facility	STI Express
CMB Lease Financing	STI Pride
CMB Lease Financing	STI Providence
COSCO Shipping Lease Financing	STI Battersea
COSCO Shipping Lease Financing	STI Wembley
COSCO Shipping Lease Financing	STI Texas City
COSCO Shipping Lease Financing	STI Meraux
Credit Agricole Credit Facility	STI Exceed
Credit Agricole Credit Facility	STI Excel
Credit Agricole Credit Facility	STI Excelsior
Credit Agricole Credit Facility	STI Expedite

CSSC Lease Financing	STI Nautilus
CSSC Lease Financing	STI Gallantry
CSSC Lease Financing	STI Goal
CSSC Lease Financing	STI Guard
CSSC Lease Financing	STI Guide
CSSC Lease Financing	STI Gauntlet
CSSC Lease Financing	STI Gladiator
CSSC Lease Financing	STI Gratitude
Hamburg Credit Facility	STI Poplar
Hamburg Credit Facility	STI Veneto
ING Credit Facility	STI Black Hawk
ING Credit Facility	STI Rotherhithe
ING Credit Facility	STI Pontiac
ING Credit Facility	STI Osceola
ING Credit Facility	STI Notting Hill
ING Credit Facility	STI Jermyn
ING Credit Facility	STI Lombard
ING Credit Facility	STI Grace
KEXIM Credit Facility	STI Brixton
KEXIM Credit Facility	STI Broadway
KEXIM Credit Facility	STI Comandante
KEXIM Credit Facility	STI Condotti
KEXIM Credit Facility	STI Elysees
KEXIM Credit Facility	STI Finchley
KEXIM Credit Facility	STI Fulham
KEXIM Credit Facility	STI Hackney
KEXIM Credit Facility	STI Madison
KEXIM Credit Facility	STI Orchard
KEXIM Credit Facility	STI Park
KEXIM Credit Facility	STI Pimlico
KEXIM Credit Facility	STI Sloane
Ocean Yield Lease Financing	STI Sanctity
Ocean Yield Lease Financing	STI Steadfast
Ocean Yield Lease Financing	STI Supreme
Ocean Yield Lease Financing	STI Symphony
Prudential Credit Facility	STI Acton
Prudential Credit Facility	STI Camden
Prudential Credit Facility	STI Clapham

7.	Right of use assets and related lease liabilities

Time and Bareboat Chartered-In Vessels

The following table depicts our time or bareboat chartered-in vessel commitments during the year ended December 31, 2019:

	Name	Year built	Vessel class	Charter type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of December 31, 2019
1	Silent	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
2	Single	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
3	Star I	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
4	Steel	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
5	Sky	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
6	Stone I	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
7	Style	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
8	STI Beryl	2013	MR	Bareboat	April-17	April-25	8,800	(4)
9	STI Le Rocher	2013	MR	Bareboat	April-17	April-25	8,800	(4)
10	STI Larvotto	2013	MR	Bareboat	April-17	April-25	8,800	(4)
	Time or bareboat charters that expired in 2019
1	Miss Benedetta	2012	MR	Time Charter	March-18	January-19	14,000

(1)	Represents delivery date or estimated delivery date.
(2)	In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for one year at a bareboat rate of $6,300 per day.
(3)	In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for two years at a bareboat rate of $6,300 per day.
(4)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

On January 1, 2019, we adopted IFRS 16 - Leases, which amended the existing accounting standards to require lessees to recognize the rights and obligations created by the commitment to lease assets on the balance sheet, on the basis of the present value of the lease payments that are not paid at the transition date (or commencement date going forward), discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate, unless the term of the lease is 12 months or less.  Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’).
We applied the modified retrospective approach upon transition. Accordingly, the standard did not impact the accounting for the existing time chartered-in vessels which expired in the first quarter of 2019. It did result in the recognition of right-of-use assets and corresponding liabilities, relating to the three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto) which are scheduled to expire in April 2025. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million lease liability ("IFRS 16 - Leases - 3 MRs") and a $2.2 million reduction in retained earnings - a basic loss per share of $(0.06) and a diluted loss per share of $(0.06). Concurrently, drydock costs for these vessels of $2.6 million recorded as Other non-current assets at December 31, 2018 were reclassified to right of use assets.
The IFRS 16 - Leases - 3 MRs obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business.

The following table bridges operating lease commitments at December 31, 2018 to IFRS 16 lease liabilities at January 1, 2019

In thousands of U.S. dollars
Operating leases commitments disclosed at December 31, 2018	$65,439
Discounting effect relating to the lease liability recorded upon transition to IFRS 16	(10,120))
Less: leases with terms of less than 12 months at the date of transition to IFRS 16, which were recognized as charterhire expense during the twelve months ended December 31, 2019	(4,605))
IFRS 16 - lease liabilities recognized at January 1, 2019 (1)	$50,714

(1)
At December 31, 2018, $0.3 million of principal payments related to the three bareboat chartered-in vessel commitments were included in Accrued Expenses. Therefore, the combined lease liability relating to these leases was $51.0 million as of January 1, 2019.

In March 2019, we entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels (Silent, Single and Star I) are bareboat chartered-in for one year and the remaining four vessels (Steel, Sky, Stone I and Style) are bareboat chartered-in for two years. The daily bareboat rate under all seven agreements is $6,300 per day. At the commencement date of the leases, we determined our one and two year incremental borrowing rates to be 5.81% and 5.73%, respectively. The Company recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability ("IFRS 16 - Leases - 7 Handymax") at the commencement date of these leases.
The IFRS 16 - Leases - 7 Handymax obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions.
Trafigura Transaction
On September 26, 2019, the Company acquired subsidiaries of Trafigura, which have leasehold interests in 19 product tankers under bareboat charter agreements (“Agreements”) with subsidiaries of an international financial institution for aggregate consideration of $803 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered on September 26, 2019 and four MRs were under construction (three of which were delivered in the first quarter of 2020). The consideration exchanged consisted of:

•
For the delivered vessels on September 26, 2019, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.

•
For the four vessels under construction on September 26, 2019, the assumption of the commitments on the Agreements of $138.9 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three vessels under construction were delivered in the first quarter of 2020, and the remaining vessel is expected to be delivered in September 2020.

On the date of the Trafigura Transaction, certain terms of the Agreements were modified (“Modified Agreements” and, collectively, "$670.0 Million Lease Financing"). Under IFRS 16- Leases the Modified Agreements did not meet the criteria to qualify as separate leases and were measured accordingly as lease modifications. The Modified Agreements each have a term of eight years from the latter of the date of the Trafigura Transaction or the delivery date of the respective vessel, and the Company has purchase options beginning after the first year of each agreement, limited to eight vessels until after the third anniversary date. The Modified Agreements bear interest at LIBOR plus a margin of 3.50% per annum and will be repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18 million ($0.8 million for each MR and $1.5 million for each LR2) will be made in equal monthly installments over the first 12 months of each Modified Agreement.
The following vessels are leased under the Modified Agreements: STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Master, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Lobelia, STI Lotus, STI Lily and STI Lavender. The Modified Agreements are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. We were in compliance with this covenant as of December 31, 2019.
The Trafigura Transaction was accounted for as an asset acquisition in accordance with the early adoption of amendments to the definition of a business in IFRS 3 - Business Combinations effective for annual reporting periods beginning on or after January 1, 2020, and the obligations assumed under the leasehold interests were accounted for under IFRS 16, Leases. Accordingly, the Company recorded lease liabilities and corresponding right of use assets for the delivered vessels upon the closing date of the Trafigura Transaction. The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $531.5 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $115.5 million, and (iii) other initial direct costs of $2.5 million.
The lease liabilities and corresponding right of use assets for the four undelivered vessels will be recorded upon the commencement date of each lease. The value of the Company's common shares issued for the leasehold interests on the four undelivered vessels and associated initial direct costs of $17.7 million were recorded within 'Other long-term assets' on the balance sheet at the closing date of the Trafigura Transaction and will be reclassified to 'Right of use assets' upon the commencement date of each lease. The estimated lease commitment at December 31, 2019 is $138.9 million relating to the undelivered vessels.
The following is the activity of the Right of use assets starting with the recognition of the assets on January 1, 2019 through December 31, 2019:

In thousands of U.S. Dollars	Vessels	Drydock (1)	Total
Cost
As of January 1, 2019	$48,466	$2,635	$51,101
Additions	657,391	16,327	673,718
As of December 31, 2019	705,857	18,962	724,819

Accumulated depreciation and impairment
As of January 1, 2019	0	0	0
Charge for the period	-25,374)	-1,542)	-26,916)
As of December 31, 2019	-25,374)	-1,542)	-26,916)

Net book value
As of December 31, 2019	$680,483	$17,420	$697,903

(1)
Drydock costs for Right of use vessels are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs for these vessels is being depreciated separately. The costs related to the vessels at transition of $2.6 million were recorded as Other non-current assets as of December 31, 2018 and were reclassified to Right of use assets upon the adoption of IFRS 16 - Leases, on January 1, 2019. $16.3 million of notional drydock costs were allocated from the acquisition price of the vessels in the Trafigura Transaction.

The following table summarizes the payments made for the year ended December 31, 2019 relating to lease liabilities accounted for under IFRS 16 - Leases:

In thousands of U.S. dollars
Interest expense recognized in consolidated statements of income or loss	$11,354
Principal repayments recognized in consolidated cash flow statements	36,761
Net decrease in accrued interest expense	17
Net increase in prepaid interest expense	1,066
Total payments on lease liabilities under IFRS 16	$49,198

The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that are accounted as lease liabilities under IFRS 16 - Leases as of December 31, 2019 are $730.5 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	December 31, 2019
Less than 1 year	$92,956
1 - 5 years	268,155
5+ years	369,374
Total	730,485
Discounting effect (1)	(160,511))
Lease liability	$569,974

(1)
Represents estimated interest payments using applicable implicit or imputed interest rates in each lease agreement. For leases with implicit rates which include a variable component tied to a benchmark, such as LIBOR, the payments were estimated by taking into consideration: (i) the margin on each lease and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2019.

During the years ended December 31, 2019, 2018 and 2017, our charterhire expense for operating leases was $4.4 million, $59.6 million and $75.8 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangement that expired in January 2019.
Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the year ended December 31, 2019, sublease income of $78.8 million is included in Vessel revenue.
Time Chartered-Out Vessels
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component and on the aggregate stand-alone price of the non-lease components.
These components will be accounted for as follows:

•	All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.

•	Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.

•
The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the twelve months ended December 31, 2019 and 2018. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. The Company does not view its pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018
Lease component of revenue from time charter-out and pool revenue	$428,781	$296.151
Non-lease component of revenue from time charter-out and pool revenue	265,656	281.648
	$694,437	$577.799

The following table summarizes the terms of our time chartered-out vessels that were in place during the years ended December 31, 2019 and 2018.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Notting Hill	2015	MR	November-15	October-18	$20,500
4	STI Westminster	2015	MR	December-15	October-18	$20,500
5	STI Rose	2015	LR2	February-16	February-19	$28,000

Payments received include payments for the non-lease elements in these time chartered-out arrangements.
The future minimum payments due to us under these non-cancellable leases are set forth below. These minimum payments are shown net of address commissions, which are deducted upon payment.

	As of December 31,
In thousands of U.S. dollars	2019	2018
Less than 1 year	$—	$2,581
1 - 5 years	—	—
5+ years	—	—
Total	$—	$2,581

8.	Carrying values of vessels, vessels under construction and goodwill
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.
Goodwill arising from the September Closing has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). The carrying values of goodwill allocated to these segments were $8.9 million for the LR2 segment and $2.6 million for the LR1 segment. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two independent broker valuations for each vessel within each segment) and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted. This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs below, and the test did not result in an impairment charge to goodwill at December 31, 2019.
At December 31, 2019, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assess the fair value less the cost to sell our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeds the vessel’s fair value less selling costs, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.39% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and by the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.39% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.41%. The results of these tests were as follows:
At December 31, 2019, our operating fleet consisted of 134 owned, finance leased or right of use vessels ("ROU vessels"). Ten ROU vessels were not required by the lessors to have valuations from independent brokers:

•	68 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
56 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount and 10 of our ROU vessels did not have valuations from independent brokers. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

At December 31, 2018, we owned or finance leased 109 vessels in our fleet:

•	34 of our owned or finance leased vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
75 of our owned or finance leased vessels in our fleet had fair values less selling costs lower than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates.

•
Based on the sensitivity analysis performed for December 31, 2019, a 1.0% increase in the discount rate would result in thirty Handymax, MR and LR2 vessels being impaired for an aggregate $44.1 million loss. Alternatively, a 5% decrease in forecasted time charter rates would result in thirty-four Handymax, MR and LR2 vessels being impaired for an aggregate $76.1 million loss.

•
Based on the sensitivity analysis performed for December 31, 2018, a 1.0% increase in the discount rate would result in one LR2 vessel being impaired for an aggregate $0.3 million loss. Alternatively, a 5% decrease in forecasted time charter rates would also result in two LR2 vessels being impaired for an aggregate $0.4 million loss.

Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that ballast water treatment systems and scrubbers for our vessels are constructed and installed. For the years ended December 31, 2019 and 2018, we capitalized interest expense for the respective vessels of $2.8 million and $0.2 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.3% and 5.7% for each of the years ended December 31, 2019 and 2018, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
A roll-forward of activity within vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2018	$55,376
Installment payments and other capitalized expenses	25,452
Capitalized interest	157
Transferred to operating vessels and drydock	(80,985))
Balance as of December 31, 2018	$—
There were no vessels under construction during the year ended December 31, 2019.

9.	Other non-current assets

The following table sets forth the components of our Other non-current assets as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$31,450
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	6,794	4,923
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	6,600	6,600
Working capital contributions to Scorpio Pools	49,094	42,973

Deposits for exhaust gas cleaning system ('scrubbers') (3)	35,846	12,221
Equity consideration issued for the leasehold interests acquired from Trafigura for certain vessels under construction (4)	18,086	0
Deposits for BWTS (5)	12,699	6,365
Seller's credit on sale leaseback vessels (6)	9,624	9,087
Capitalized loan fees (7)	4,039	0
Investment in BWTS supplier (5)	1,751	1,751
Deferred drydock costs on bareboat chartered-in vessels (8)	0	2,813
	$131,139	$75,210

(1) Upon entrance into the Scorpio LR2 and LR1 Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.

(2)
Upon entrance into the Scorpio Handymax Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.

(3)
From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our tankers with scrubbers for total consideration of $146.6 million (which excludes installation costs). These scrubbers are expected to be installed throughout 2019 and 2020. Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows.

(4)
On September 26, 2019, we acquired subsidiaries of Trafigura as part of the Trafigura Transaction, which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution.  Of the 19 vessels, 15 were delivered on September 26, 2019 and four were under construction. For the four vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and will assume commitments on the bareboat charter agreements of approximately $138.9 million upon each vessel's delivery from the shipyard, which is expected to occur during 2020. The value of the equity issued of $17.1 million plus certain initial direct costs of approximately $0.6 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) and $0.4 million of lease liability fees relating to these four vessels under construction have been recorded within "Other Non-current assets" as of December 31, 2019. The Trafigura Transaction is described in Note 7.

(5)
In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.

Since July 2018, an aggregate deposit of $32.1 million was made, of which $17.6 million was reclassified to "Vessels," resultant in $14.5 million recorded in "Other Non-Current assets" and we have recorded $1.8 million of this amount as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9.  Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement, as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).

(6)
The seller's credit on vessels sold and leased back represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the 2017 sale and operating leaseback transactions for STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 7. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.5 million as interest income as part of these agreements during each of the years ended December 31, 2019 and 2018, respectively.

(7)
Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.

(8)
Amount relates to drydock costs capitalized on bareboat chartered-in vessels that were previously accounted for as operating leases prior to the adoption of IFRS 16 - Leases. $2.6 million of this amount was reclassified to 'Right to use assets' upon the adoption of IFRS 16, as described in Note 7.

10.	Restricted Cash
Restricted cash as of December 31, 2019 and 2018 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity. These facilities are further described in Note 13. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows.

11.	Accounts payable
The following table sets forth the components of our accounts payable as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Scorpio Ship Management S.A.M. (SSM)	$2,454	$545
Scorpio Services Holding Limited (SSH)	353	409
Scorpio LR1 Pool Limited	325	51
Scorpio Handymax Tanker Pool Limited	116	12
Amounts due to a port agent - related party	58	62
Scorpio MR Pool Limited	19	0
Scorpio Commercial Management S.A.M. (SCM)	14	389
Scorpio LR2 Pool Limited	0	2
Accounts payable to related parties	3,339	1,470

Suppliers	19,783	10,395
	$23,122	$11,865

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

12.	Accrued expenses
The following table depicts the components of our accrued expenses as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Scorpio MR Pool Limited	$1,361	$0
Scorpio LR1 Tanker Pool Limited	874	0
Scorpio LR2 Pool Limited	794	0
Accrued expenses to a related party port agent	302	398
Scorpio Handymax Tanker Pool Limited	229	0
Scorpio Ship Management S.A.M. (SSM)	213	287
Accrued expenses to related parties	3,773	685

Suppliers	22,170	9,147
Accrued short-term employee benefits	9,728	2,430
Accrued interest	5,739	9,202
Other accrued expenses	42	1,508
	$41,452	$22,972

13.	Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2019 and December 31, 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Current portion (1)	$235,482	$297,934
Finance lease (2)	122,229	114,429
Current portion of long-term debt	357,711	412,363

Non-current portion (3)	999,268	1,192,000
Finance lease (4)	1,195,494	1,305,952
	$2,552,473	$2,910,315

(1)
The current portion at December 31, 2019 was net of unamortized deferred financing fees of $1.2 million. The current portion at December 31, 2018 was net of unamortized deferred financing fees of $2.1 million.

(2)
The current portion at December 31, 2019 was net of unamortized deferred financing fees of $0.8 million. The current portion at December 31, 2018 was net of unamortized deferred financing fees of $0.8 million.

(3)
The non-current portion at December 31, 2019 was net of unamortized deferred financing fees of $7.6 million. The non-current portion at December 31, 2018 was net of unamortized deferred financing fees of $12.0 million.

(4)
The non-current portion at December 31, 2019 was net of unamortized deferred financing fees of $7.1 million. The non-current portion at December 31, 2018 was net of unamortized deferred financing fees of $8.7 million.

The following is a rollforward of the activity within debt (current and non-current), by facility, for the year ended December 31, 2019:

		Activity				Balance as of December 31, 2019 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2018	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2019	Current	Non-Current
KEXIM Credit Facility	299,300	—	(100,286)	—	199,014	25,350	173,664
ABN AMRO Credit Facility	100,508	—	(8,554)	—	91,954	91,954	—
ING Credit Facility	144,176	—	(12,737)	—	131,439	12,612	118,827
2018 NIBC Credit Facility	34,851	—	(3,230)	—	31,621	3,230	28,391
2017 Credit Facility	144,765	—	(13,266)	—	131,499	13,265	118,234
Credit Agricole Credit Facility	96,211	—	(8,568)	823	88,466	7,790	80,676
ABN AMRO / K-Sure Credit Facility	46,832	—	(3,851)	745	43,726	3,139	40,587
Citibank / K-Sure Credit Facility	97,609	—	(8,416)	1,893	91,086	6,608	84,478
ABN / SEB Credit Facility	114,825	—	(11,500)	—	103,325	10,750	92,575
Hamburg Commercial Bank Credit Facility	—	42,150	—	—	42,150	3,181	38,969
Prudential Credit Facility	—	55,463	—	—	55,463	5,084	50,379
Ocean Yield Lease Financing	158,757	—	(10,718)	196	148,235	10,835	137,400
CMBFL Lease Financing	61,198	—	(4,908)	183	56,473	4,733	51,740
BCFL Lease Financing (LR2s)	97,454	—	(7,641)	571	90,384	7,740	82,644
CSSC Lease Financing	251,832	—	(17,309)	(796))	233,727	18,072	215,655
CSSC Scrubber Lease Financing	—	10,976	—	—	10,976	5,488	5,488
BCFL Lease Financing (MRs)	98,831	—	(11,021)	—	87,810	11,726	76,084
2018 CMBFL Lease Financing	136,543	—	(10,114)	—	126,429	10,114	116,315
$116.0 Million Lease Financing	112,674	—	(6,634)	—	106,040	7,122	98,918
AVIC Lease Financing	139,103	—	(11,794)	—	127,309	11,794	115,515
China Huarong Lease Financing	137,250	—	(13,500)	—	123,750	13,500	110,250
$157.5 Million Lease Financing	152,086	—	(14,143)	—	137,943	14,143	123,800
COSCO Lease Financing	84,150	—	(7,700)	—	76,450	7,700	68,750

IFRS 16 - Leases - 7 Handymax	—	24,194	(11,416)	—	12,778	10,531	2,247
IFRS 16 - Leases - 3 MR	—	51,008	(6,816)	—	44,192	7,256	36,936
$670.0 Million Lease Financing	—	531,533	(18,529)	—	513,004	46,159	466,845
Unsecured Senior Notes Due 2020	53,750	—	—	—	53,750	53,750	—
Unsecured Senior Notes Due 2019	57,500	—	(57,500)	—	—	—	—
Convertible Notes due 2019	142,180	—	(144,974)	2,794	—	—	—
Convertible Notes due 2022	171,469	—	—	8,581	180,050	—	180,050
	$2,933,854	$715,324	$(525,125)	$14,990	$3,139,043	$423,626	$2,715,417
Less: deferred financing fees	(23,539)	(1,587)	—	8,530	(16,596)	(1,969)	(14,627)
Total	$2,910,315	$713,737	$(525,125)	$23,520	$3,122,447	$421,657	$2,700,790

1.
Relates to non-cash accretion or amortization of (i) obligations assumed as part of the Merger with NPTI, which were recorded at fair value on the closing date (described below), and (ii) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022.

Secured Debt
Each of our secured credit facilities contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates. Furthermore, our debt agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
These secured credit facilities may be secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Each of our secured credit facilities are described below.
KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, or the KEXIM Credit Facility, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea, or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  This KEXIM Credit Facility includes commitments from KEXIM of $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of $129.0 million, or the Commercial Tranche.
Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 newbuilding vessels as specified in the loan agreement.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five-year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 and were repaid in full upon their maturity in September 2019.
The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (January 2021), and the KEXIM Tranche matures on the 12th anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).
Repayments are being made in ten equal consecutive semi-annual repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.
Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
Our KEXIM Credit Facility contains certain financial covenants which require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than 155%.

During the year ended December 31, 2019, we made scheduled principal payments of $33.7 million on this credit facility. Additionally, the Company refinanced the debt on five of the vessels collateralized under this facility in December 2019, which resulted in an unscheduled principal repayment of $66.6 million and the write off of approximately $1.2 million of deferred financing fees. The outstanding amounts relating to this facility as of December 31, 2019 and 2018 were $199.0 million and $299.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility are being made in equal consecutive quarterly repayment installments in accordance with a 15-year repayment profile. Repayments commenced three months after the drawdown date of each vessel. Each tranche matures on the fifth anniversary of the initial drawdown date and a balloon installment payment is due on the maturity date of each tranche. Borrowings under the ABN AMRO Credit Facility bear interest at LIBOR plus an applicable margin of 2.15%.
Our ABN AMRO Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 145% of the then aggregate outstanding principal amount of the loans under the credit facility through June 30, 2019 and 150% thereafter.

During the year ended December 31, 2019, we made scheduled principal payments of $8.6 million on this credit facility. The outstanding amounts relating to this facility as of December 31, 2019 and 2018 were $92.0 million and $100.5 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million. In June 2018, we executed another agreement to further increase the borrowing capacity to $171.2 million. The 2018 upsized portion of the loan facility was fully drawn in September 2018 and was used to refinance the existing outstanding indebtedness relating to one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill), which were previously financed under the Company’s K-Sure Credit Facility.
Repayments on borrowings up to $132.5 million are being made in equal quarterly installments, in accordance with a 15-year repayment profile, and a balloon installment payment due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk, STI Pontiac, STI Rotherhithe and STI Notting Hill. The 2018 upsized portion of the loan for STI Rotherhithe and STI Notting Hill will be repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon the maturity date of June 24, 2022.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum for the STI Lombard, STI Osceola, STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac tranches. The STI Rotherhithe and STI Notting Hill tranches bear interest at LIBOR plus a margin of 2.4% per annum.
Our ING Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 160% of the then aggregate outstanding principal amount of the loans under the credit facility.

The outstanding amounts relating to this facility as of December 31, 2019 and 2018 were $131.4 million and $144.2 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Additionally, in September 2019, we executed an agreement with ING to upsize the existing ING Credit Facility by $8.1 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on seven of the vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature upon the dates of maturity set forth above, bears interest at LIBOR plus a margin of 2.40% per annum on one of the vessels and 1.95% per annum on the remaining six vessels and is expected to be repaid in aggregate equal quarterly installments of approximately $0.7 million (for all seven vessels), with a balloon payment due at maturity. The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.
2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility. We refer to this facility as our 2018 NIBC Credit Facility. This facility was fully drawn in August 2018, and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho).
The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and will be repaid in equal quarterly installments of $0.8 million, in aggregate, with a balloon payment due upon maturity.  Our 2018 NIBC Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 135% through the third quarter of 2020 and 140% at all times thereafter.
The outstanding amounts relating to this facility were $31.6 million and $34.9 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Additionally, in August 2019, we executed an agreement with NIBC to upsize the existing NIBC Credit Facility by $3.1 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on the two vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature on June 30, 2021, bears interest at LIBOR plus a margin of 2.50% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel (and with any residual remaining repaid at maturity). The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.
2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches, including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million. Other key terms are as follows:

•
The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15-year repayment profile.

•
The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15-year repayment profile.

•
The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12-year repayment profile.

•
The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12-year repayment profile.

Our 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 155% of the then aggregate outstanding principal amount of the loans under the credit facility.

Additionally, we have an aggregate of $5.0 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
During the year ended December 31, 2019, we made scheduled principal payments of $13.3 million on this credit facility. The outstanding amounts as of December 31, 2019 and 2018 were $131.5 million and $144.8 million. We were in compliance with the financial covenants relating to this facility as of those dates.
Credit Agricole Credit Facility
As part of the closing of the NPTI Vessel Acquisition in June 2017, we assumed the outstanding indebtedness under NPTI's senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments are being made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.
Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation for the Merger) as of December 31, 2019 and 2018 were $88.5 million and $96.2 million. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, a $11.5 million commercial tranche and a $43.8 million K-Sure tranche (which represents the amounts assumed from NPTI).
The commercial tranche bears interest at LIBOR plus 2.75%, and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $1.0 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is being repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.

Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation for the Merger) as of December 31, 2019 and 2018 were $43.7 million and $46.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Citibank/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citibank/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche (which represents the amounts assumed from NPTI).
The commercial tranche bears interest at LIBOR plus 2.50% and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.

Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation for the Merger) as of December 31, 2019 and 2018 were $91.1 million and $97.6 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / SEB Credit Facility
In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million.  We refer to this facility as our ABN AMRO / SEB Credit Facility. This loan was fully drawn in June 2018 and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).
The ABN AMRO/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum.  The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.
Our ABN AMRO / SEB Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.65 to 1.00.

•
Consolidated tangible net worth of no less than $1,265,728,005 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the date of this agreement and ending on the second anniversary thereof and 140% at all times thereafter.

The outstanding amounts as of December 31, 2019 and 2018 were $103.3 million and $114.8 million, respectively. We were in compliance with the financial covenants as of those dates.
Additionally, in September 2019, we executed an agreement with the lenders under this facility to upsize the credit facility by up to $6.3 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on four of the vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature in March 2023, bears interest at LIBOR plus a margin of 2.60%per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel through the maturity date of upsized portion of the loan. The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.
Hamburg Commercial Bank Credit Facility
In November 2019, we executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility for $43.65 million, of which, (i) $42.15 million (Tranche 1) was used to refinance the existing debt for STI Veneto and STI Poplar, (which were previously financed under the KEXIM Credit Facility), and (ii) $1.5 million (Tranche 2) is expected to be used to finance the purchase and installation of a scrubber on STI Veneto. We refer to this facility as our Hamburg Commercial Bank Credit Facility. Tranche 1 was drawn in full in December 2019.
The Hamburg Commercial Bank Credit Facility has a final maturity of November 2024 and bears interest at LIBOR plus a margin of 2.25% per annum. The loan will be repaid in in equal quarterly installments of $0.8 million per quarter, in aggregate, with a balloon payment due upon maturity.
Our Hamburg Commercial Bank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after December 31, 2018.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 134% from the date of this facility.
The outstanding amount as of December 31, 2019 was $42.2 million, and we were in compliance with the financial covenants as of that date.
Prudential Credit Facility
In November 2019, we executed an agreement with Prudential Private Capital for a senior secured term loan facility for $55.5 million. The loan facility was fully drawn in December 2019, and the proceeds were used to refinance the existing debt for STI Clapham, STI Camden and STI Acton, (which were previously financed under the KEXIM Credit Facility). We refer to this facility as our Prudential Credit Facility.
The Prudential Credit Facility has a final maturity of December 2025 and bears interest at LIBOR plus a margin of 3.00% per annum. The loan will be repaid in monthly installments of $0.5 million per month, in aggregate, with a balloon payment due upon maturity.
Our Prudential Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair value of the vessels provided as collateral under the facility shall be: 125% from the date of this facility.
The outstanding amount as of December 31, 2019 was $55.5 million, and we were in compliance with the financial covenants as of that date.
2019 DNB/GIEK Credit Facility
In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). This credit facility is expected to be utilized to refinance two vessels that are currently financed under the KEXIM Credit Facility. The loan is comprised of two facilities: (i) an ECA facility of $47.2 million (which is comprised of a $41.6 million tranche which is guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche”) and (ii) a commercial facility of $8.3 million, or the “Commercial Facility". These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility.
The 2019 DNB/GIEK Credit Facility is expected to be drawn in two separate drawdowns during 2020, the timing of which will align with the installation of scrubbers on certain of the Company's vessels. The 2019 DNB/GIEK Credit Facility matures in July 2024. The GIEK tranche bears interest at LIBOR plus a margin of 2.5% and the Commercial Bank and Commercial Facility tranches bear interest at LIBOR plus a margin of 2.5% per annum. The 2019 DNB/GIEK Credit Facility is expected to be repaid in equal quarterly installments of approximately $1.6 million per quarter (once fully drawn) with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. This credit facility is expected to be utilized to refinance six vessels that are currently financed under the KEXIM Credit Facility. The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which is expected to be funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure"). These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
The BNPP Sinosure Credit Facility is split into 70 tranches each of which will represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The loan facility is available for en bloc drawdowns on March 15, 2020, June 15, 2020, September 15, 2020, December 15, 2020 and March 15, 2021. The Sinosure Facility is expected to be repaid in 10 semi-annual installments of $6.7 million in aggregate (with separate repayment periods as each tranche of the loan is drawn down) and the Commercial Facility will be repaid a

t the final maturity date of the facility, or October 2025. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
Lease financing arrangements
The below summarizes the key terms of our lease financing arrangements.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that the terms and conditions are such that we never part with the risks and rewards incidental to ownership of each vessel for the remainder of its useful life and accordingly, the transfer of the asset does not meet the requirements for a transfer in IFRS 16.  This conclusion was reached, in part, as a result of the existence within each agreement of either a purchase obligation or a purchase option that will almost certainly be exercised.  Accordingly, the cash received in the transfer has been accounted for as a liability under IFRS 9, and each arrangement has been recorded at amortized cost using the effective interest method, with the corresponding vessels being recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MRs)
In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
Our BCFL Lease Financing (MRs) includes a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $87.8 million and $98.8 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2s)
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2019, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $90.4 million and $97.5 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the September Closing.
Under the arrangement, each vessel is subject to a 10-year bareboat charter which expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Our CSSC finance lease arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility to at all times be no less than 125% of the applicable outstanding balance for such vessel.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $233.7 million and $251.8 million as of December 31, 2019 and 2018, respectively.
Additionally, in September 2019, we executed an agreement with CSSC to increase the borrowing capacity by up to $12.5 million, the proceeds of which will be used to partially finance the purchase and installation of scrubbers on the eight LR2s. In December 2019, $11.0 million was borrowed under this arrangement to partially finance the purchase and installation on seven scrubbers. The final drawdown is expected during 2020 when the related scrubber installation takes place. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and will be repaid in monthly installment payments of approximately $0.5 million in aggregate (once fully drawn). The total amount outstanding in regards to the scrubber financing was $11.0 million as of December 31, 2019, and we were in compliance with the financial covenants as of that date.
CMBFL Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, for two LR1 tankers (STI Pride and STI Providence) upon the September Closing. Under this arrangement, each vessel is subject to a seven-year bareboat charter, which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
Additionally, we have an aggregate of $2.0 million on deposit in a deposit account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $56.5 million and $61.2 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
Ocean Yield Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) upon the September Closing. Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing LIBOR rates.
Monthly principal payments are approximately $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $148.2 million and $158.8 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
China Huarong Lease Financing
In May 2018, we reached an agreement to sell and leaseback six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate. These agreements closed in August 2018, and the proceeds were utilized to repay $92.7 million of the outstanding indebtedness under our 2016 Credit Facility.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions under this arrangement, including the financial covenant that the Company will maintain consolidated tangible net worth of no less than $650.0 million.
The outstanding amounts were $123.8 million and $137.3 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
$116.0 million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. The net borrowing amount (which reflect the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2.
Under the terms of these agreements, the Company will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2 (which includes both the principal and interest components of the lease). In addition, we have purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.
We are subject to certain terms and conditions, including a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned deposits shall at all times be no less than 111% of the then outstanding balance plus the aforementioned deposits. The LR2 tankers in this facility are grouped for purposes of this test.
The amounts outstanding were $106.0 million and $112.7 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
2018 CMB Lease Financing
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed in August 2018. The proceeds were utilized to repay $33.5 million of the outstanding indebtedness on our DVB 2017 Credit Facility, $39.7 million of the outstanding indebtedness on our K-Sure Credit Facility and $14.4 million of the outstanding indebtedness on our BNPP Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.2% per annum and will be repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The outstanding amounts were $126.4 million and $136.5 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
In December 2019, we amended and restated the agreement to increase the borrowing capacity by up to $10.5 million to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of the agreement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum and will be repaid in quarterly principal payments of approximately $0.1 million per vessel. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.
AVIC Lease Financing
In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate). These transactions closed in August and September 2018.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The leases bear interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.70 to 1.00.

•	Consolidated tangible net worth of no less than $650.0 million.

•	The fair market value of each grouped vessels (MRs or LR2s) leased under the facility shall at all times be no less than 110% of the outstanding balance for such grouped vessels (MRs or LR2s).
The outstanding amounts were $127.3 million and $139.1 million as of December 31, 2019 and 2018, respectively, and we were in compliance with the financial covenants as of those dates.
Additionally, in October 2019, we received a commitment to upsize this lease financing arrangement by up to $8.0 million to partially finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are currently part of this agreement. The upsized portion of the lease financing is expected to have final maturity of three years after the first drawdown, bear interest at LIBOR plus a margin of 4.20% per annum and be repaid in quarterly principal payments of approximately $0.2 million per vessel. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.
COSCO Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited ("COSCO Shipping"). The borrowing amounts under the arrangement are $21.2 million for the Handymax vessels and $22.8 million for the MR vessels ($88.0 million in aggregate).
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and is being repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of total liabilities (less cash and cash equivalents) to total assets no greater than 0.65 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 110% of the outstanding balance for such vessel.
The outstanding amounts were $76.5 million and $84.2 million as of December 31, 2019 and 2018, respectively, and we were in compliance with the financial covenants as of those dates.
$157.5 million Lease Financing
In July 2018, we agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these sales closed in October 2018.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and will be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The outstanding amounts were $137.9 million and $152.1 million as of December 31, 2019 and 2018, respectively, and we were in compliance with the financial covenants as of those dates.
$28.9 Million Scrubber Lease Financing
During 2019, we received a series of commitments from an international financial institution to upsize existing lease finance arrangements to partially finance the purchase and installation of scrubbers on 10 MRs and five LR2s. The aggregate commitments under these arrangements are for up to $28.9 million, or approximately $1.9 million per vessel. The amounts borrowed will be repaid through additional fixed charterhire payments of $1,910 per day per vessel, and these arrangements have a final maturity of three years after the first drawdown. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.
Unsecured debt
Senior Notes Due 2020
On May 12, 2014, we issued $50.0 million in aggregate principal amount of 6.75% Senior Notes due May 2020, or our "Senior Notes Due 2020," and on June 9, 2014, we issued an additional $3.75 million aggregate principal amount of Senior Notes Due 2020 when the underwriters partially exercised their option to purchase additional Senior Notes Due 2020 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2020 were $51.8 million after deducting the underwriters’ discounts, commissions and offering expenses.
The Senior Notes Due 2020 bear interest at a coupon rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year. Coupon payments commenced on August 15, 2014. The Senior Notes Due 2020 are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes Due 2020 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2020. The Senior Notes Due 2020 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBNA.”

The Senior Notes Due 2020 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2020 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.
The outstanding balance was $53.8 million as of December 31, 2019 and December 31, 2018, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of those dates.
Convertible Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the "Convertible Notes due 2019," in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act.
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of the $348.5 million outstanding at the time), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described below. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements. We recognized an aggregate loss on these exchanges of $17.8 million.
On July 1, 2019, the Convertible Notes due 2019 matured, and we repaid the then outstanding balance of $142.7 million.
Convertible Notes due 2022
As discussed above, in May 2018 and July 2018, we exchanged $188.5 million and $15.0 million, respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of newly issued Convertible Notes due 2022. The Convertible Notes due 2022 issued in July 2018 have identical terms, are fungible with and are part of the series of Convertible Notes due 2022 issued in May 2018. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes due 2022 will mature on May 15, 2022, unless earlier converted or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2022 was initially 25 common shares per $1,000 principal amount of Convertible Notes due 2022 (equivalent to an initial conversion price of approximately $40.00 per share of the Company’s common stock), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2022 (such as the payment of dividends).
The table below details the dividends issued during the years ended December 31, 2019 and 2018, and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
June 6, 2018	$0.10	25.0812
September 20, 2018	$0.10	25.2132
December 5, 2018	$0.10	25.3362
March 13, 2019	$0.10	25.4799
June 5, 2019	$0.10	25.5767
September 10, 2019	$0.10	25.6637
November 25, 2019	$0.10	25.7401
(1) Per $1,000 principal amount of the Convertible Notes.

The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and could be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes due 2022 for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or

•
upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

Upon conversion of the Convertible Notes due 2022, holders will receive shares of the Company’s common stock. The Convertible Notes due 2022 are not redeemable by the Company.
The Convertible Notes due 2022 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on our (i) Senior Notes due 2019 (which were repaid in March 2019), (ii) Senior Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million and $2.8 million, respectively, were recorded to Additional paid-in capital upon issuance.
The carrying values of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2019 and 2018, respectively, were $180.1 million and $171.5 million. We incurred $6.1 million of coupon interest and $8.6 million of non-cash accretion during the year ended December 31, 2019. We incurred $3.8 million of coupon interest and $4.9 million of non-cash accretion during the year ended December 31, 2018. We were in compliance with the covenants related to the Convertible Notes due 2022 as of those dates.
Senior Notes Due 2019
In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. During the year ended December 31, 2019, we redeemed the entire outstanding balance of the Senior Notes due 2019 of $57.5 million.

14.	Derivative financial instruments
We did not have any derivative financial instruments during the years ended December 31, 2019 and 2018.
Profit or loss sharing agreement
In February 2015, we took delivery of an LR2 product tanker on a time charter-in arrangement for one year at $21,050 per day with an option to extend the charter for an additional year at $22,600 per day. We also entered into a profit and loss sharing agreement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third party who neither owns nor operates this vessel. This agreement was settled in January 2017.
This profit and loss agreement was recorded as a derivative, recorded at fair value through profit or loss, with the resultant gain or loss recognized in the consolidated statement of income or loss. Changes in fair value were recorded as unrealized gains or losses and actual earnings were recorded as realized gains or losses on derivative financial instruments within the consolidated statement of income or loss. The fair value of this instrument was determined by comparing published time charter rates to the charter rate in the agreement and discounting these cash flows to their present value.
The following activity relating to this instrument was recorded during the year ended December 31, 2017:

	Fair value adjustments
	Statement of income
Amounts in thousands of U.S. dollars	Realized (loss) / gain	Unrealized gain / (loss)	Recognized in equity

Profit and loss agreement	$(116)	$—	$—

Total year ended December 31, 2017	$(116)	$—	$—

15.	Segment reporting

Information about our reportable segments for the years ended December 31, 2019, 2018 and 2017 is as follows:

For the year ended December 31, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$67,461	$106,811	$263,818	$266,235	704,325	$—	$704,325
Vessel operating costs	(29,161)	(50,750)	(97,346)	(117,274)	(294,531)	—	(294,531)
Voyage expenses	(1,628)	(1,414)	(530)	(2,588)	(6,160)	—	(6,160)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or finance leased vessels	(19,520)	(19,119)	(73,774)	(67,639)	(180,052)	—	(180,052)
Depreciation - right of use assets	—	(11,678)	(2,266)	(12,972)	(26,916)	—	(26,916)
General and administrative expenses	(1,167)	(2,192)	(3,841)	(4,951)	(12,151)	(50,144)	(62,295)
Financial expenses	—	—	—	—	—	(186,235)	(186,235)
Financial income	360	18	32	538	948	7,234	8,182
Other expenses, net	—	—	—	15	15	(424)	(409)
Segment income or loss	$16,345	$17,420	$86,364	$60,950	$181,079	$(229,569)	$(48,490)

For the year ended December 31, 2018

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$47,722	$95,188	$203,414	$238,723	$585,047	$—	$585,047
Vessel operating costs	(28,942)	(48,249)	(91,975)	(111,294)	(280,460)	—	(280,460)
Voyage expenses	(591)	(440)	(3,225)	(890)	(5,146)	—	(5,146)
Charterhire	—	(19,223)	(7,883)	(32,526)	(59,632)	—	(59,632)
Depreciation - owned or finance leased vessels	(19,290)	(18,190)	(72,610)	(66,633)	(176,723)	—	(176,723)
General and administrative expenses	(1,173)	(2,195)	(3,790)	(4,771)	(11,929)	(40,343)	(52,272)
Merger transaction related costs	—	—	—	—	—	(272)	(272)
Financial expenses	—	—	—	—	—	(186,628)	(186,628)
Loss on exchange of convertible notes	—	—	—	—	—	(17,838)	(17,838)
Financial income	111	16	22	515	664	3,794	4,458
Other expenses, net	—	—	—	—	—	(605)	(605)
Segment income or loss	$(2,163)	$6,907	$23,953	$23,124	$51,821	$(241,892)	$(190,071)

For the year ended December 31, 2017

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$22,573	$95,098	$157,123	$237,938	$512,732	$—	$512,732
Vessel operating costs	(12,561)	(50,145)	(67,254)	(101,267)	(231,227)	—	(231,227)
Voyage expenses	(1,018)	(3,087)	(2,642)	(986)	(7,733)	—	(7,733)
Charterhire	(2,230)	(24,560)	(6,258)	(42,702)	(75,750)	—	(75,750)
Depreciation - owned or finance leased vessels	(7,828)	(18,159)	(54,922)	(60,509)	(141,418)	—	(141,418)
General and administrative expenses	(479)	(2,170)	(2,805)	(4,569)	(10,023)	(37,488)	(47,511)
Loss on sales of vessels	—	—	—	(23,345)	(23,345)	—	(23,345)
Merger transaction related costs	—	—	—	—	—	(36,114)	(36,114)
Bargain purchase gain	—	—	—	—	—	5,417	5,417
Financial expenses	—	—	—	—	—	(116,240)	(116,240)
Realized loss on derivative financial instruments	—	—	(116)	—	(116)	—	(116)
Financial income	26	214	15	338	593	945	1,538
Other expenses, net	—	1,876	—	—	1,876	(349)	1,527
Segment income or loss	$(1,517)	$(933)	$23,141	$4,898	$25,589	$(183,829)	$(158,240)

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2019, 2018 and 2017, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2019	2018	2017
MR	Scorpio MR Pool Limited (1)	$261,727	$225,181	$217,141
LR2	Scorpio LR2 Pool Limited (1)	260,893	188,890	136,514
Handymax	Scorpio Handymax Tanker Pool Limited (1)	103,150	82,782	78,510
		$625,770	$496,853	$432,165

(1)	These customers are related parties as described in Note 17.

16.	Common shares

Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Trafigura Transaction
As described in Note 7, in September 2019, we acquired the leasehold interests in 19 product tankers (four of which were under construction) as part of the Trafigura Transaction. The consideration exchanged consisted of:

•
For the 15 delivered vessels, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.

•
For the four vessels under construction, the assumption of the commitments on the Agreements of $138.9 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three of the vessels under construction were delivered as of March 27, 2020 and one is expected to be delivered in September 2020.

Private Placement
In September 2019, we closed on private placements with Trafigura and SSH (a related party) for $35 million and $15 million, respectively, in exchange for an aggregate of 1,724,137 of our common shares at $29.00 per share.
At the Market Share Issuance Program
In November 2019, the Company entered into an “at the market” offering program (the "ATM Program") pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share. As part of the ATM Program, the Company entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company. The Company intends to use the net proceeds from any sales under the Program for general corporate and working capital purposes.
No shares were sold under this program during the year ended December 31, 2019.
 Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Scorpio Bulkers Inc., and SSH, each a related party, respectively, at the offering price.
In December 2017, we closed on the sale of 3.45 million newly issued shares of our common stock in an underwritten public offering at an offering price of $30.00 per share. We received aggregate net proceeds of $99.6 million after deducting underwriters' discounts and offering expenses. Of the 3.45 million common shares issued, 0.67 million shares were issued to SSH, a related party, at the offering price.
In May 2017, we closed on the sale of 5.0 million newly issued shares of our common stock in an underwritten public offering at an offering price of $40.00 per share. We received aggregate net proceeds of $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the Merger with NPTI.
Merger with NPTI
On September 1, 2017, we issued a total of 5,499,999 common shares to NPTI's shareholders as consideration for the Merger.
Additionally, as a part of the Merger, we issued 0.2 million of warrants to the NPTI pool manager (a former related party of NPTI), exercisable into our common shares at an exercise price of $0.10 per warrant, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition for an aggregate of 22,222 of the Company's common shares, and the second warrant was issued on similar terms to the first warrant on September 1, 2017 for an aggregate of 127,778 of the Company's common shares at an exercise price of $0.10 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Pools. This transaction is further described in Note 2. All of the warrants had been exercised as of December 31, 2017.

2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 1,286,971 common shares through December 31, 2016 and subsequently revised as follows:

•
In October 2017, we reserved an additional 950,180 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In February 2018, we reserved an additional 512,244 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In June 2018, we reserved an additional 210,140 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In December 2018, we reserved an additional 1,383,248 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In February 2019, we reserved an additional 86,977 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In July 2019, we reserved an additional 134,893 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In December 2019, we reserved an additional 529,624 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

Under the terms of the 2013 Equity Incentive Plan, stock options and stock appreciation rights granted under the 2013 Equity Incentive Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.
Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2013 Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
Our Board of Directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2013 Equity Incentive Plan will expire ten years from the date the plan was adopted.
In December 2017, we issued 997,380 shares of restricted stock to our employees, 60,000 shares to our independent directors and 34,900 shares to SSH employees for no cash consideration. The share price on the issuance date was $30.90 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
36,043	September 5, 2019
67,026	March 2, 2020
125,857	June 1, 2020
139,576	September 4, 2020
67,026	March 1, 2021
125,858	June 1, 2021
139,577	September 3, 2021
67,026	March 1, 2022
125,858	June 1, 2022
103,533	September 2, 2022
997,380
The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 1, 2020, (ii) one-third of the shares vest on June 1, 2021, and (iii) one-third of the shares vest on June 1, 2022. The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on September 5, 2018, (ii) one-third of the shares vested on September 5, 2019, and (iii) one-third shares vest on September 4, 2020.
In March 2018, we issued 500,245 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $22.15 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
123,518	September 4, 2020
21,750	November 4, 2020
21,479	March 1, 2021
123,518	September 3, 2021
21,750	November 5, 2021
21,480	March 1, 2022
123,519	September 2, 2022
21,751	November 4, 2022
21,480	March 1, 2023
500,245
The vesting schedule of the restricted stock issued to our independent directors is: (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vested on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.
In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on June 10, 2019, (ii) one-third of the shares vest on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on September 25, 2019, (ii) one-third of the shares vest on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
In June 2019, we issued 112,750 shares of restricted stock to our employees and 107,500 to SSH employees for no cash consideration. The share price on the issuance date was $24.93 per share. The vesting schedule of the restricted stock issued to both our employees and SSH employees is (i) one-third of the shares vest on June 6, 2022, (ii) one-third of the shares vest on June 5, 2023 and (iii) one-third of the shares vest on June 4, 2024.
In July 2019, we issued 230,170 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $26.23 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on May 24, 2022, (ii) one-third of the shares vest on May 23, 2023, and (iii) one-third of the shares vest on May 22, 2024.
In December 2019, we issued 60,000 shares of restricted stock to our independent directors for no cash consideration. The share price on the issuance date was $33.90 per share. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on December 4, 2020, (ii) one-third of the shares vest on December 3, 2021, and (iii) one-third of the shares vest on December 2, 2022.
There were 469,680 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2019.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2019 and 2018:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2017	1,925,441	$53.39
Granted	1,885,633	20.28
Vested	(447,380)	89.13
Forfeited	(3,807)	52.59
Outstanding and non-vested, December 31, 2018	3,359,887	30.05
Granted	510,420	26.57
Vested	(306,065)	65.96
Forfeited	(2,500)	46.41
Outstanding and non-vested, December 31, 2019	3,561,742	$26.45
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2020	21,584	1,734	23,318
For the year ending December 31, 2021	14,531	659	15,190
For the year ending December 31, 2022	7,167	208	7,375
For the year ending December 31, 2023	2,423	—	2,423
For the year ending December 31, 2024	321	—	321
	$46,026	$2,601	$48,627

 Dividend Payments
The following dividends were paid during the years ended December 31, 2019, 2018 and 2017.

Dividends	Date
per share	Paid
$0.100	March 30, 2017
$0.100	June 14, 2017
$0.100	September 29, 2017
$0.100	December 28, 2017
$0.100	March 27, 2018
$0.100	June 28, 2018
$0.100	September 27, 2018
$0.100	December 13, 2018
$0.100	March 28, 2019
$0.100	June 27, 2019
$0.100	September 27, 2019
$0.100	December 13, 2019
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which currently consists of our (i) Senior Notes Due 2020 (NYSE: SBNA), and (ii) Convertible Notes due 2022.
During the year ended December 31, 2019, we purchased an aggregate of 30 of our common shares that are being held as treasury shares at an average price of $17.10 per share.
We had $121.6 million remaining under our Securities Repurchase Program as of December 31, 2019. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 6,349,324 and 6,349,294 common shares held in treasury at each of December 31, 2019 and December 31, 2018, respectively.
Shares outstanding
We currently have 175,000,000 registered shares of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.
As of December 31, 2019, we had 58,202,400 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

17.	Related party transactions
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a Revised Master Agreement (defined below).
On September 29, 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. On February 22, 2018, we entered into definitive documentation to memorialize previously agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, was effective as from January 1, 2018.
The Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000 per vessel, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement, did not materially differ from the annual technical management fee charged prior to the amendment.
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income or loss and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Pool revenue(1)
Scorpio MR Pool Limited	$261,727	$225,181	$217,141
Scorpio LR2 Pool Limited	260,893	188,890	136,514
Scorpio Handymax Tanker Pool Limited	103,150	82,782	78,510
Scorpio LR1 Pool Limited	66,009	46,823	13,895
Scorpio Panamax Tanker Pool Limited	—	—	1,515
Scorpio Aframax Pool Limited	—	—	1,170
Voyage expenses(2)	(2,131)	(1,290)	(1,786)
Vessel operating costs(3)	(31,732)	(34,272)	(27,601)
Administrative expenses(4)	(12,975)	(12,475)	(10,744)

(1)
These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

(2)	Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:

•
Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•
Voyage expenses of $4,357 and $25,747 charged by a related party port agent during the years ended December 31, 2019 and December 31, 2018, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. No voyage expenses were charged by this port agent during the year ended December 31, 2017.

(3)	Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•
Technical management fees of $30.0 million, $30.1 million, and $22.9 million charged by SSM, a related party, during the years ended December 31, 2019, 2018 and 2017 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $138.9 million, $125.8 million, and $100.0 million during the years ended December 31, 2019, 2018 and 2017 respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.

•
Insurance related expenses of $2.6 million and $4.3 million incurred through a related party insurance broker during the years ended December 31, 2018 and 2017 respectively. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company.

•
Vessel operating expenses of $1.7 million, $1.6 million and $0.4 million charged by a related party port agent during the years ended December 31, 2019, 2018 and 2017, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.

(4)
We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:

•
The expense for the year ended December 31, 2019 of $13.0 million included (i) administrative fees of $11.4 million charged by SSH, (ii) restricted stock amortization of $1.1 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $0.2 million to SSH and $0.2 million to SCM.

•
The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $46,535.

•
The expense for the year ended December 31, 2017 of $10.7 million included (i) administrative fees of $9.0 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $0.5 million.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2019	2018
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$74,412	$66,178
Accounts receivable and prepaid expenses (SSM) (2)	1,624	2,461
Accounts receivable and prepaid expenses (SCM) (3)	0	2,511
Other assets (pool working capital contributions) (4)	49,094	42,973
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	3,717	66
Accounts payable and accrued expenses (SSM)	2,667	832
Accounts payable and accrued expenses (related party port agent)	361	459
Accounts payable and accrued expenses (SSH)	353	409
Accounts payable and accrued expenses (SCM)	14	389

(1)
Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2019 and 2018 include $24.3 million and $22.9 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, Scorpio Aframax Pool and Scorpio LR1 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts and are therefore classified as current.

(2)	Accounts receivable and prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Accounts receivable and prepaid expenses from SCM primarily relate to the reduction of commission rebate to 0.85% of gross revenue per charter fixture as described above.
(4) Represents the non-current portion of working capital receivables as described above.
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.

•	During the year ended December 31, 2019, no fees were paid to SSH for the sale or purchase of vessels.

•
During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.

•
During the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. Additionally, we paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreement and we paid SSM an aggregate termination fee of $0.2 million that was due under the technical management agreements as a result of the sales of STI Emerald and STI Sapphire which have been recorded within loss on sales of vessels within the consolidated statement of income or loss. The agreements to acquire and sell the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.

 Follow-on Offerings of Common Shares
In December 2017, we closed on the sale of 3.45 million newly issued shares of our common stock in an underwritten public offering at an offering price of $30.00 per share. We received aggregate net proceeds of $99.6 million after deducting underwriters' discounts and offering expenses. Of the 3.45 million common shares issued, 0.67 million shares were issued to SSH, at the offering price.
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Scorpio Bulkers Inc., a related party, and SSH at the offering price.
Private Placement
In September 2019, we closed on a private placement with SSH for $15 million, in exchange for an aggregate of 517,241 of our common shares at $29.00 per share, as described in Note 16.
Other agreements
In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. There were no costs incurred under this agreement during the years ended December 31, 2019, 2018 and 2017. We also have an agreement with SSM to supervise the eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018. We paid SSM $0.7 million under this agreement during the year ended December 31, 2017. There were no costs incurred under this agreement during the years ended December 31, 2019 and 2018.
In October 2019, we provided two guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. No amounts were paid to this provider during the year ended December 31, 2019. The maximum amount under these guarantees is $6.0 million in aggregate.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Short-term employee benefits (salaries)	$10,821	$5,436	$6,614
Share-based compensation (1)	21,712	20,316	19,113
Total	$32,533	$25,752	$25,727

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in Note 16.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.

We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
There are no post-employment benefits.

18.	Vessel revenue

During the years ended December 31, 2019, 2018 and 2017, we had three, five, and five vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Pool revenue	$691,886	$543,784	$458,730
Time charter revenue	2,551	34,015	37,411
Voyage revenue (spot market)	9,888	7,248	16,591

	$704,325	$585,047	$512,732

19.	Crewing costs

The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2019, 2018 and 2017, respectively.

	For the year ended December 31,
In thousands of US dollars	2019	2018	2017
Short term crew benefits (i.e. wages, victualing, insurance)	155,958	150,743	122,197
Other crewing related costs	20,728	19,534	18,733

	$176,686	$170,277	$140,930
There are no material post-employment benefits for our crew.

20.	General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 17).
Employee benefit expenses (excluding crew) consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Short term employee benefits (salaries)	$16,776	$9,605	$9,196
Share based compensation (see Note 16)	27,421	25,547	22,385
	$44,197	$35,152	$31,581
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
There are no post-employment benefits.

21.	Financial expenses

The following table sets forth the components of our financial expenses for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Interest expense on debt (including all lease financing arrangements) (1)	$162,738	$145,871	$86,703
Amortization of deferred financing fees	7,041	10,541	13,381
Write-off of deferred financing fees (2)	1,466	13,212	2,467
Accretion of convertible notes (as described in Note 13)	11,375	13,225	12,211
Accretion of premiums and discounts on assumed debt(3)	3,615	3,779	1,478
Total financial expenses	$186,235	$186,628	$116,240

(1)
The increase in interest expense is primarily attributable to increases in the Company’s average debt balance over each period. The average carrying value of our debt outstanding during the years ended December 31, 2019, 2018 and 2017 was $2.91 billion, $2.81 billion and $2.27 billion, respectively. The increase in the average carrying value of our debt balance during the year ended December 31, 2019 was primarily the result of the Trafigura Transaction and the assumption of $531.5 million of obligations under leasing arrangements. The increase in the average carrying value of our debt balance during the year ended December 31, 2018 was primarily the result of the Merger and the assumption of NPTI's indebtedness of $907.4 million (which closed in September 2017 and thus did not impact the entire year ended December 31, 2017), in addition to an increase in debt as a result of a series of refinancing initiatives on certain of our vessels in our fleet that was completed during the year ended December 31, 2018.

Additionally, LIBOR rates increased during the year ended December 31, 2018, thus augmenting the increase in interest expense during that year. LIBOR rates decreased during the year ended December 31, 2019, thus partially offsetting the increase in interest expense during that year.
Interest payable during those periods was offset by interest capitalized of $2.8 million, $0.2 million and $4.2 million, during the years ended December 31, 2019, 2018 and 2017 respectively.

(2)
The write-off of deferred financing fees during the year ended December 31, 2019 include (i) $1.2 million related to the refinancing of existing indebtedness on certain vessels, and (ii) $0.3 million related to the redemption of the Senior Notes due 2019 (as described in Note 13). The write-off of deferred financing fees during the year ended December 31, 2018 includes (i) $1.2 million related to the exchange of our Convertible Notes due 2019 in May and July 2018 (as described in Note 13), and (ii) $12.0 million related to the refinancing of the existing indebtedness on certain vessels. The write-off of deferred financing fees during the year ended December 31, 2017 includes (i) $0.5 million related to the repayment of debt as a result of the sales of two vessels, (ii) $0.1 million related to the repayment of debt as a result of the sale and operating leasebacks of three vessels, (iii) $1.1 million related to the repayment of debt as a result of the sale and finance leasebacks for five vessels, and (iv) $0.8 million related to the refinancing and repayment of various secured and unsecured borrowings during the year ended December 31, 2017.

(3)
The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the September Closing.

22.	Tax
Scorpio Tankers Inc. and its vessel-owning subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2019, 2018 and 2017.

23.	(Loss) / earnings per share
The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2019	2018	2017
Net loss attributable to equity holders of the parent - basic	$(48,490)	$(190,071)	$(158,240)
Convertible notes interest expense	—	—	—
Convertible notes deferred financing amortization	—	—	—
Net loss attributable to equity holders of the parent - diluted	$(48,490)	$(190,071)	$(158,240)

Basic weighted average number of shares	49,857,998	34,824,311	21,533,340
Effect of dilutive potential basic shares:
Restricted stock	—	—	—
Convertible notes	—	—	—
	—	—	—
Diluted weighted average number of shares	49,857,998	34,824,311	21,533,340

Loss Per Share:
Basic	$(0.97)	$(5.46)	$(7.35)
Diluted	$(0.97)	$(5.46)	$(7.35)
During the years ended December 31, 2019, 2018 and 2017, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes due 2019 and Convertible Notes due 2022 (representing 5,238,105, 6,613,733, and 3,442,282 shares of common stock for the years ended December 31, 2019, 2018 and 2017, respectively) along with the potentially dilutive impact of 3,561,742 and 3,359,887 and 1,925,441 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the years ended December 31, 2019, 2018 and 2017, respectively.

24.	Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at December 31, 2019 and 2018, respectively, are shown in the table below.

Categories of Financial Instruments

	As of December 31, 2019		As of December 31, 2018
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$202,303	$202,303	$593,652	$593,652
Restricted cash (2)	12,293	12,293	12,285	12,285
Accounts receivable (3)	78,174	78,174	69,718	69,718
Investment in BWTS (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	49,094	49,094	42,973	42,973
Seller's credit on sale leaseback vessels (6)	9,624	9,624	9,087	9,087

Financial liabilities
Accounts payable (7)	$23,122	$23,122	$11,865	$11,865
Accrued expenses (7)	41,452	41,452	22,972	22,972
Secured bank loans (8)	1,001,087	1,001,087	1,066,452	1,066,452
Finance lease liability (9)	1,317,709	1,317,709	1,420,381	1,420,381
IFRS 16 - lease liability (10)	571,748	569,974	—	—
Senior Notes Due 2020 (11)	54,562	53,750	52,584	53,750
Senior Notes Due 2019 (11)	—	—	58,029	57,500
Convertible Notes due 2019 (12)	—	—	140,267	145,000
Convertible Notes due 2022 (12)	250,305	203,500	163,842	203,500
(1) Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	Restricted cash are considered Level 1 items due to the liquid nature of these assets.

(3)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(4)
We consider the value of our minority interest in our BWTS supplier (as described in Note 9) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put and call options prescribed in the agreement and the difference between the two prices is not significant. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options is $0.6 million.

(5)
Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.

(6)
The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.

(7)	We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(8)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $8.8 million and $12.6 million of unamortized deferred financing fees as of December 31, 2019 and 2018, respectively.

(9)
The carrying value of our obligations due under finance lease arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. These amounts are shown net of $7.8 million and $9.5 million of unamortized deferred financing fees as of December 31, 2019 and 2018, respectively.

(10)
The carrying value of our lease obligations that are being accounted for under IFRS 16 are measured at present value of the minimum lease payments under each contract. These leases are mainly comprised of the leases acquired as part of the Trafigura Transaction. We consider that their carrying value approximates fair value because the interest rates on these leases change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using the Company's incremental borrowing rate at December 31, 2019. Accordingly, we consider their fair value to be a Level 2 measurement.

(11)
The carrying value of our Senior Notes Due 2020 and 2019 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. The Senior Notes due 2019 were repaid in March 2019. The Senior Notes due 2020 are shown net of $0.1 million of unamortized deferred financing fees on our consolidated balance sheet as of December 31, 2019. Both issuances of notes are shown net of $0.5 million and $0.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2018. Our Senior Notes Due 2020 are quoted on the NYSE under the symbol 'SBNA'. We consider its fair value to be Level 1 measurement due to its quotation on an active exchange.

(12)
The carrying values of our Convertible Notes due 2019 and Convertible Notes due 2022 shown in the table above are their face value. The liability component of the Convertible Notes due 2022 has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2019. The equity component of the Convertible Notes due 2022 has been recorded within Additional paid-in capital on the consolidated balance sheet as of December 31, 2019. The Convertible Notes due 2019 were repaid in full upon their maturity in July 2019. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.

Financial risk management objectives
We identify and evaluate significant risks on an ongoing basis with the objective of managing the sensitivity of our results and financial position to those risks. These risks include market risk, credit risk, liquidity risk and foreign exchange risk.
The use of financial derivatives is governed by our policies as approved by the Board of Directors.
Market risk
Our activities expose us to the risks inherent with the tanker industry, which has historically been volatile, and financial risks of changes in interest rates.
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $41.7 million, $43.7 million and $36.6 million for the years ended December 31, 2019, 2018 and 2017, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2019 would have decreased/increased by $23.1 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 7 and 13.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2018 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 13.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2017 would have decreased/increased by $17.9 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities that were in place during that year.
Credit risk

Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.
We only place cash deposits with major banks covered with strong and acceptable credit ratings.
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any credit losses on our accounts receivables portfolio in the years ended December 31, 2019, 2018 and 2017.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2019, 2018 and 2017.
We monitor exposure to credit risk, and believe that there is no substantial credit risk arising from counterparties.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
Our Senior Notes due 2020 are scheduled to mature in May of 2020 and our ABN AMRO Credit Facility is scheduled to mature in the third quarter of 2020 (depending on the tranche). While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, which take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Remaining contractual maturity on secured and unsecured credit facilities, finance lease liabilities and IFRS-16 lease liabilities
The following table details our remaining contractual maturity for our secured and unsecured credit facilities, lease financing and IFRS-16 lease liabilities. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.
As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31,
In thousands of U.S. dollars	2019	2018
Less than 1 month	$31,501	$18,994
1-3 months	93,139	140,710
3 months to 1 year	462,365	419,070
1-3 years	1,187,553	1,049,739
3-5 years	919,044	1,095,717
5+ years	1,114,328	910,050
Total	$3,807,930	$3,634,280
All other current liabilities fall due within less than one month.
Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

25.	Subsequent events

Declaration of Dividend
On February 18, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share. The dividend was paid on March 13, 2020 to all shareholders of record as of March 2, 2020 (the record date). As of March 27, 2020, there were 58,672,080 common shares outstanding.
Delivery of Three Vessels
During the first quarter of 2020, the Company took delivery of three scrubber-fitted 2020-built MR product tankers (STI Miracle, STI Maestro and STI Mighty) under eight-year bareboat leases.  The leasehold interests in these vessels were acquired as part of the Trafigura Transaction.  The bareboat leases have similar terms and conditions as the original leased vessels in the Trafigura Transaction.
2013 Equity Incentive Plan
In January 2020, we issued 469,680 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.
Related Party Transactions
In January 2020, we provided three guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. The maximum amount under these guarantees is $3.5 million in aggregate. As of March 27, 2020, the total maximum guarantee amount is $9.5 million.
Debt Drawdowns and Repayments.
In March 2020, we repaid $46.2 million on our KEXIM Credit Facility to refinance STI Fulham, STI Park and STI Sloane. We drew down $31.9 million on the 2019 DNB/GIEK Credit Facility and $42.1 million on the BNPP Sinosure Credit Facility.
Convertible Notes due 2022
On March 2, 2020, the conversion rate of the Convertible Notes due 2022 was adjusted to reflect the payment of a cash dividend on March 13, 2020 to all shareholders of record as of March 2, 2020. The new conversion rate for the Convertible Notes due 2022 is 25.8763 of the Company's common shares representing an increase of the prior conversion rate of 0.1362 for each $1,000 principal amount of the Convertible Notes due 2022.
Novel Coronavirus (COVID-19)
Since the beginning of the calendar year 2020, the outbreak of COVID-19 that originated in China and has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products.  While recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term has resulted in increased tankers rates in March of this year, the continued impact of these production increases is uncertain.  We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for 2020. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.